johnnic
holdings

Rule 12g3-2(b) File No. 82-5128

19 May 2003

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
WASHINGTON D.C. 20549
United States of America



03050672

SUPPL

Dear Sir or Madam

JOHNNIC HOLDINGS LIMITED – RULE 12g3-2(b) FILE NO. 82-5128

The enclosed **Circular to Johnnic Shareholders dated 16 May 2003** is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Johnnic Holdings Limited (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Yours faithfully



Michael R D Boyns
Company Secretary

Enclosure

Level 3 [West Wing] Gallagher House Gallagher Estate 19 Richards Drive Midrand P O Box 231 Johannesburg 2000 South Africa
Tel: +27 (0) 11 266 3100 Fax: +27 (0) 11 266 3120 Internet: http://www.johnnic.com e-mail: mail@johnnic.co.za

Johnnic Holdings Limited Registration No.: 1889/000429/06

Rule 12g3-2(b) File No. 82-5128

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Action required

1. If you are in any doubt as to the action that you should take, please consult your banker, stockbroker, legal adviser, accountant or other professional adviser.
2. If you have disposed of your entire holding of shares in Johnnic Holdings Limited ("Johnnic"), this circular, together with the attached form of proxy, should be handed to the purchaser to whom, or the stockbroker or agent through whom, you disposed of your shares.
3. Persons who hold Johnnic shares in dematerialised form through a Central Securities Depository Participant ("CSDP") or broker, other than own-name registered dematerialised shareholders ("beneficial owners of Johnnic shares"), who wish to attend the general meeting must request their CSDP or broker to provide them with the necessary authorisation to attend the general meeting or must instruct their CSDP or broker to vote on their behalf in terms of their respective agreements with their CSDP or broker.
4. The attention of Johnnic shareholders is drawn to the fact that those shareholders holding Johnnic shares in certificated form will receive a share certificate in respect of MTN Group Limited ("MTN Group") shares which will be unbundled ("MTN Group unbundling shares") and will be required to dematerialise such share certificate in order to trade such MTN Group unbundling shares on the JSE Securities Exchange South Africa ("JSE"). Beneficial owners of Johnnic shares and own-name registered dematerialised Johnnic shareholders will have their accounts with their CSDP or broker, as the case may be, credited in respect of the MTN Group unbundling shares.
5. Johnnic share certificates may not be dematerialised or rematerialised between Friday, 13 June 2003 and Friday, 20 June 2003, both days inclusive, due to the administration requirements of the unbundling process set out in this circular.
6. If you, as a certificated Johnnic shareholder or own-name registered dematerialised Johnnic shareholder, are unable to attend the general meeting of shareholders of Johnnic to be held at 09:00 on Tuesday, 3 June 2003, at Gallagher Estate, 19 Richards Drive, Midrand, but wish to be represented thereat, you should complete and return the attached form of proxy to reach the transfer secretaries, Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), or Capita Registrars plc, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, England, by not later than 09:00 on Friday, 30 May 2003.

Any shareholder having difficulties or queries in regard to the general meeting or any of the above are invited to contact Johnnic's information agent service provider, Georgeson Shareholder Communications, on 0800117472 or +27 (0)11 775-3433 if calling from outside South Africa. Calls may be monitored for quality control purposes.

---

johnnic holdings

JOHNNIC HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1889/000429/06)
ISIN: ZAE000024352
Share code: JNC
("Johnnic")

CIRCULAR TO JOHNNIC SHAREHOLDERS

regarding

- **the proposed unbundling by way of a distribution *in specie* by Johnnic to its shareholders of substantially all of its shares in MTN Group in terms of section 46 of the Income Tax Act, 1962 (Act 58 of 1962), as amended, and section 90 of the Companies Act, 1973 (Act 61 of 1973), as amended;**

and incorporating

- **a notice of general meeting; and**
- **a form of proxy.**

Date of issue: Friday, 16 May 2003

Merchant bank and transactional sponsor


SCMB

Standard Corporate and Merchant Bank

(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)

Attorneys


WWB

WEBBER WENTZEL BOWENS

Tax advisers

Deloitte & Touche

Deloitte & Touche Chartered Accountants (SA)
Registered Accountants and Auditors

Auditors

Deloitte & Touche

Deloitte & Touche Chartered Accountants (SA)
Registered Accountants and Auditors

Information agents


Georgeson Shareholder

Sponsor


Merrill Lynch

Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

CORPORATE INFORMATION

Secretary and registered office

Michael R D Boyns, CA(SA)
Level 3 (West Wing), Gallagher House
Gallagher Estate
19 Richards Drive
Midrand, 1685
(PO Box 231, Johannesburg, 2000)

Attorneys

Webber Wentzel Bowens
10 Fricker Road
Illovo Boulevard
Illovo
Johannesburg, 2196
(PO Box 61771, Marshalltown, 2107)

Transfer secretaries

(in South Africa)

Computershare Investor Services Limited
(Registration number 1958/003546/06)
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)
Telephone number (+27 11) 370 7700

(in the United Kingdom)

Capita Registrars plc
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU
England

American Depositary Receipt Programme (ADR)

Cusip Number 478058100

Depositary

The Bank of New York
22nd Floor
101 Barclay Street,
New York, N.Y. 10286, USA

Merchant bank and transactional sponsor

Standard Corporate and Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)
3 Simmonds Street
Johannesburg, 2001
(PO Box 61344, Marshalltown, 2107)

Auditors

Deloitte & Touche
Deloitte & Touche Place
The Woodlands
Woodmead
Sandton, 2196
(Private Bag X6, Gallo Manor, 2052)

Tax advisers

Deloitte & Touche
Deloitte & Touche Place
The Woodlands
Woodmead
Sandton, 2196
(Private Bag X1, Gallo Manor, 2052)

Information agents

Georgeson Shareholder Communications SA
(Proprietary) Limited
108 Johan Avenue
Wierda Valley
Sandton, 2196
(PO Box 652000, Benmore, 2010)
Telephone number 0800117472/(+27 11) 775 3433

Sponsor

Merrill Lynch South Africa (Proprietary) Limited
(Registration number 1995/001805/07)
138 West Street
Sandown
Sandton, 2196
(PO Box 651987, Benmore, 2010)

TABLE OF CONTENTS

The definitions given on pages 9 to 11 of this circular, have been applied to the table of contents, salient features, action required and salient dates and times.

SALIENT FEATURES

This summary contains the main features of the proposed transaction detailed in this circular, which should be read in its entirety for a full appreciation thereof. The definitions given on pages 9 to 11 of this circular apply to the salient features.

1. THE JOHNNIC UNBUNDLING

The Johnnic board has resolved to unbundle substantially all of its shareholding in MTN Group to Johnnic shareholders recorded in the register on the record date. The Johnnic unbundling will, subject to the fulfilment of the conditions precedent outlined in paragraph 6 below and in paragraph 10 of this circular, distribute *in specie* to Johnnic shareholders the MTN Group unbundling shares (*pro rata* to their shareholdings), amounting to approximately 526 743 001 MTN Group shares or 31.9% of the issued share capital of MTN Group in terms of section 90 of the Companies Act and in accordance with section 46 of the Income Tax Act.

The table of entitlement in respect of the Johnnic unbundling will be as follows:

Number of MTN Group shares to be unbundled	Number of MTN Group shares to be unbundled per Johnnic share
526 743 001	3.16539

The number of MTN Group shares to be unbundled has taken into account:

- 32.6 million MTN Group shares sold to cover the equity guarantee furnished by Johnnic in an amount of R192 million in respect of Durban Add-Ventures as set out in paragraph 3 below, as well as to settle R202.5 million debt of Johnnic and Gallagher; and
- 40 million MTN Group shares retained to cover a corporate guarantee in respect of Durban Add-Ventures in an amount of R300 million including interest, Johnnic's ongoing working capital requirements, potential funding requirements for the Casino and the possible tax liabilities of Johnnic resulting from non-resident shareholders (if any) holding more than 5% of the issued share capital of Johnnic as set out in paragraph 1.1 below.

The exact number of MTN Group shares to be distributed may alter as a result of rounding calculations as described in paragraph 1.2 below.

The unbundling ratio has assumed that 1 955 604 additional Johnnic shares will be issued by Johnnic in respect of Johnnic's share schemes. Subject to the fulfilment of the conditions precedent set out in paragraph 6 below and in paragraph 10 of this circular, the actual number of shares that will be issued in respect of Johnnic's share schemes will be known by the finalisation date, being Thursday, 5 June 2003, on which date the actual unbundling ratio will be announced in the press.

1.1 Non-resident shareholders

To the extent that there are any non-resident shareholders individually holding more than 5% of the issued share capital of Johnnic on the record date, Johnnic will not qualify for the various tax exemptions set out in paragraph 13 of this circular in respect of that portion of the MTN Group shares to be distributed to such non-resident shareholders. If there is one or more such non-resident shareholder on the record date, Johnnic intends to sell so many of the MTN Group shares which it currently holds as is necessary to pay such resulting tax liability.

1.2 Rounding

The proposed unbundling ratio disclosed in the above table will be applied to the aggregate number of Johnnic shares held by each Johnnic shareholder on the record date and the resultant number of shares will be rounded down to the nearest whole number if it is less than 0.5 and will be rounded up to the nearest whole number if it is equal to or greater than 0.5.

The record date to determine those Johnnic shareholders entitled to participate in the unbundling will be Friday, 20 June 2003.

2. RATIONALE FOR THE JOHNNIC UNBUNDLING

Over the past five years, Johnnic has transformed itself into a focused telecommunications, media and entertainment group. The focus on these sectors was based on a convergence model whereby value would be created by the media and entertainment assets, providing the content that would be packaged for distribution on various platforms including the telecommunications platform.

In the initial roll-out of the strategy, control of the entities through the holding company was necessary. The convergence strategy has matured and no longer requires central control.

The control structure also served as a vehicle through which the underlying companies obtained their empowerment credentials. The management and staff of MTN Group, through Newshelf, have acquired approximately 18.7% of MTN Group. This has enhanced empowerment within MTN Group. The Johnnic board has therefore determined that there is no longer a need to maintain the control structure with regard to the telecommunications assets for the purposes of perpetuating empowerment.

In contrast with the benefits that the holding company structure provided, the structure also created a value trap in that Johnnic shares traded at a discount to the value of the underlying listed and unlisted assets. The Johnnic board has taken a decision to unlock a substantial part of this value to shareholders by unbundling its shareholding in MTN Group.

3. FUNDING REQUIREMENTS OF THE JOHNNIC GROUP

Johnnic's wholly-owned subsidiary, The Millennium Casino Limited, has a 62% shareholding in Durban Add-Ventures, which in turn has a 40% shareholding in Tsogo Sun KZN, which operates the Casino.

As at Monday, 12 May 2003, being the last practicable date prior to the finalisation of this circular, Johnnic had funding requirements of R631 million, made up of long and short-term debt of Gallagher amounting to R139 million and guarantees in respect of the Casino obligations comprising an equity guarantee of R192 million and a corporate guarantee of R300 million including interest.

In addition, as a result of the unbundling, Johnnic may have a tax liability arising out of the distribution of shares to non-resident shareholders who own more than 5% of the issued share capital of the Company as more fully described in paragraph 1.1 above. A provision of R60 million has been made for this. As at Monday, 12 May 2003, Johnnic was not aware of any such shareholder.

Johnnic also requires to make allowance of R60 million for the funding of the Company's ongoing working capital requirements and potential funding requirements for the Casino.

In order to fund the above obligations Johnnic has sold 32.6 million MTN Group shares realising an amount of R394.5 million. Part of the proceeds from this disposal will be used to settle the Gallagher debt of R139 million and to provide a cash collateral in respect of an equity guarantee of R192 million in favour of the funders of Tsogo Sun KZN.

In addition, Johnnic has retained 40 million MTN Group shares in order to cover the rest of its funding requirements, including the corporate guarantee in favour of Tsogo Sun KZN, working capital requirements and potential funding requirements for the Casino.

4. PRO FORMA FINANCIAL EFFECTS

4.1 Financial effects of the disposal of MTN Group shares

The pro forma financial effects of the disposal of 32.6 million MTN Group shares are set out below.

4.1.1 *Assumptions*

- The earnings per 100 Johnnic shares, as set out in the "Before" column of the table below, is based on the published financial results of Johnnic for the six-month period ended 30 September 2002. The earnings per 100 Johnnic shares, as set out in the "After" column of the table, is based on the assumption that Johnnic sold R394.5 million worth of MTN Group shares on 1 April 2002 (realising a surplus of R164.5 million on the disposal of these shares at that date) and that the cash proceeds are assumed to have been utilised to repay debt on this date, realising an interest saving of 1.7% per annum.

- The NAV per 100 Johnnic shares, as set out in the "Before" column of the table, is based on the published financial results of Johnnic for the six-month period ended 30 September 2002. The NAV per 100 Johnnic shares, as set out in the "After" column of the table, is based on the assumption that Johnnic sold R394.5 million worth of MTN Group shares with effect from 30 September 2002.

4.1.2 *Pro forma financial effects*

	Before **Per 100 Johnnic shares held**	***After*** **Per 100 Johnnic shares held**	**% Change**
Headline earnings (cents)	23 400	24 652	5
Attributable earnings (cents)	21 700	33 011	52
NAV (Rand) – total	3 397	3 405	–
– tangible	(4 246)	(4 238)	–
– intangible	7 643	7 643	–

4.2 Financial effects of the unbundling

The effect of the Johnnic unbundling for a Johnnic shareholder will be that:

- the shareholder will receive 3.16539 MTN Group shares for each Johnnic share held at the record date; and
- the shareholder will retain the existing shareholding in Johnnic which will reduce in value to reflect the remaining assets of Johnnic after the unbundling.

The pro forma financial effects of the Johnnic unbundling for a Johnnic shareholder holding 100 Johnnic shares at the record date is set out below.

4.2.1 *Assumptions*

- For the purposes of calculating the pro forma financial effects per 100 Johnnic shares, as set out in the "Before" column of the table below, it was assumed that the disposal of R394.5 million worth of MTN Group shares was implemented on 1 April 2002 and that the cash proceeds were utilised to repay debt on that date, as per the "After" column of the table in paragraph 4.1.2 above. The earnings per 100 Johnnic shares and 316.539 MTN Group shares, as set out in the "After" column of the table below, is based on the assumptions that the Johnnic unbundling was implemented on 1 April 2002, unbundling costs of R15 million were incurred, Johnnic retained 40 million MTN Group shares in order to cover the rest of its funding requirements and that 1 955 604 additional Johnnic shares will be issued by Johnnic in respect of Johnnic's share schemes with effect from 1 April 2002. In terms of generally accepted accounting practice the MTN Group unbundling shares were revalued from a book value of R7.75 to R13.30 per share (being the market value of an MTN Group share at 1 April 2002). This resulted in a revaluation gain of R2 938 million.
- For the purposes of calculating the pro forma NAV per 100 Johnnic shares, as set out in the "Before" column of the table, it was assumed that the disposal of R394.5 million worth of MTN Group shares was implemented on 30 September 2002, as per the "After" column of the table in paragraph 4.1.2 above. The NAV per 100 Johnnic shares and 316.539 MTN Group shares, as set out in the "After" column of the table below, was based on the assumptions that the Johnnic unbundling was implemented on 30 September 2002, unbundling costs of R15 million were incurred, Johnnic retained 40 million MTN Group shares in order to cover the rest of its funding requirements and that 1 955 604 additional Johnnic shares will be issued by Johnnic in respect of Johnnic's share schemes with effect from 30 September 2002.

4.2.2 *Pro forma financial effects*

	Before Per 100 Johnnic shares held	Per 100 Johnnic shares held	After Per 316.539 MTN shares held	Total	% Change
Headline earnings (cents)	24 652	1 853	19 277	21 130	(14)
Attributable earnings (cents)	33 011	190 624	13 548	204 172	518
NAV (Rand) – total	3 405	974	3 156	4 130	21
– tangible	(4 238)	999	512	1 511	136
– intangible	7 643	(25)	2 644	2 619	(66)

The independent reporting accountants' report on the pro forma financial information is included as Annexure 4 hereto.

5. IMPACT OF THE JOHNNIC UNBUNDLING ON SHAREHOLDERS

At 14 February 2003, being the last day Johnnic shares traded on the JSE before the first cautionary announcement, Johnnic shares were trading at a price of 5 068 cents per Johnnic share and 100 Johnnic shares were worth R5 068. This represents a discount of 10% to the underlying NAV of 5 575 cents per Johnnic share based on the market value of listed shares and directors' value of unlisted investments. On the basis that Johnnic shareholders will receive 316.539 MTN Group shares for every 100 Johnnic shares held and on the assumption that the discount of 10% will continue to be applied to the remaining underlying NAV of Johnnic shares, the value of 316.539 MTN Group shares plus the 100 Johnnic shares being held directly, had the Johnnic unbundling occurred on 14 February 2003, would have been R5 435, representing an increase of 7.2% to the share price of 5 068 cents per Johnnic share.

6. CONDITIONS PRECEDENT

The unbundling is subject to the fulfilment of the following conditions precedent:

- the passing, at the general meeting, of the ordinary resolutions required to implement the unbundling; and
- the approval of the unbundling, insofar as may be necessary, by the relevant regulatory authorities.

7. JOHNNIC'S FUTURE

The unbundling will result in the creation of a pyramid company with respect to Johnnic's shareholding in Johncom. In terms of the JSE Listings Requirements, Johnnic will have to take necessary steps to eliminate such pyramid structure within a period of six months from the effective date of the unbundling. Shareholders will be informed of any further developments in this regard.

8. TRANSFER OF LISTING

Subsequent to the unbundling, Johnnic's revenue and earnings will largely be generated from media and entertainment assets. As a result, Johnnic's listing will be transferred from the "Telecommunications Services – Wireless Telecommunications Services" sector to the "Media – Photography – Publishing & Printing" sector of the JSE lists.

9. OPINIONS AND RECOMMENDATIONS

The Johnnic board is of the opinion that the terms and conditions of the Johnnic unbundling are fair and reasonable and will be to the long-term benefit of Johnnic shareholders and recommend that Johnnic shareholders vote in favour of the ordinary resolutions necessary to implement the Johnnic unbundling.

10. GENERAL MEETING

A general meeting of Johnnic shareholders will be held at Gallagher Estate, 19 Richards Drive, Midrand, at 09:00 on Tuesday, 3 June 2003 for the purpose of considering and, if deemed fit, passing, with or without modification, the ordinary resolutions necessary to implement the unbundling. A notice convening the general meeting and a form of proxy for use by certificated Johnnic shareholders and own-name registered dematerialised Johnnic shareholders who are unable to attend the general meeting, but who wish to be represented thereat, are attached to this circular.

11. ACTION REQUIRED

Certificated Johnnic shareholders and own-name registered dematerialised Johnnic shareholders who are unable to attend the general meeting and wish to be represented thereat, should complete and return the attached form of proxy for certificated Johnnic shareholders and own-name registered dematerialised Johnnic shareholders in accordance with the instructions therein and lodge it with, or post it to, the transfer secretaries, Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) or Capita Registrars plc, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, England, so as to be received by not later than 09:00 on Friday, 30 May 2003.

Beneficial owners of Johnnic shares who wish to attend the general meeting must request their CSDP or broker to provide them with the necessary authorisation to attend the general meeting or must instruct their CSDP or broker to vote on their behalf in terms of their respective agreements with their CSDP or broker.

The attention of Johnnic shareholders is drawn to the fact that those shareholders holding Johnnic shares in certificated form will receive a share certificate in respect of the MTN Group unbundling shares and will be required to dematerialise such share certificate in order to trade such MTN Group shares on the JSE. Beneficial owners of Johnnic shares and own-name registered dematerialised Johnnic shareholders will have their accounts with their CSDP or broker, as the case may be, credited in respect of the MTN Group unbundling shares.

Johnnic shareholders resident outside South Africa who are to receive the MTN Group shares in terms of the Johnnic unbundling must satisfy themselves as to the full observation of the laws of the relevant territory in connection therewith.

Johnnic share certificates may not be dematerialised or rematerialised between Friday, 13 June 2003 and Friday, 20 June 2003, both days inclusive, due to the administration requirements of the unbundling.

SALIENT DATES AND TIMES

	2003
Last day for lodging forms of proxy in respect of the ordinary resolutions to be proposed at the general meeting by no later than 09:00 on	Friday, 30 May
General meeting to be held at 09:00 on	Tuesday, 3 June
Results of the general meeting announced on SENS on	Tuesday, 3 June
Results of the general meeting announced in the press on	Wednesday, 4 June
Final terms of the unbundling announced on SENS on	Wednesday, 4 June
Final terms of the unbundling announced in the press on	Thursday, 5 June
Last date to trade in Johnnic shares on the JSE in order to participate in the unbundling on	Thursday, 12 June
Johnnic shares trades ex-rights to the MTN Group unbundling shares on	Friday, 13 June
Shareholders will be entitled to trade MTN Group shares (in anticipation of receipt of unbundling shares) from the commencement of business on	Friday, 13 June
Transfer of sector on	Friday, 13 June
The record date in order to participate in the Johnnic unbundling at close of business on	Friday, 20 June
Share certificates in respect of MTN Group shares posted to certificated Johnnic shareholders or credited to their CSDP or broker accounts in respect of dematerialised shareholders on	Monday, 23 June

Note:

The dates and times in this circular are subject to amendments, which amendments, if any, will be published in the press. All times referred to throughout this circular are South African times. Share certificates in Johnnic may not be dematerialised or rematerialised between Friday, 13 June 2003 and Friday, 20 June 2003, both days inclusive.

DEFINITIONS

Throughout this circular and the annexures hereto, unless otherwise indicated, the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and *vice versa*, words importing natural persons include corporations and associations of persons and any reference to one gender includes the other genders:

"allocation shares"	shares purchased by the participants of the Johnnic share incentive scheme but not yet delivered or paid for;
"BEE"	black economic empowerment;
"beneficial owners of Johnnic shares"	persons who hold Johnnic shares in dematerialised form through a CSDP or broker, other than own-name registered dematerialised Johnnic shareholders;
"the Casino"	Suncoast Casino and Entertainment World, a casino operated by Tsogo Sun KZN;
"certificated Johnnic shareholders" or "certificated shareholders"	Johnnic shareholders who hold shares in certificated form;
"CGT"	Capital Gains Tax;
"this circular"	this circular, dated 16 May 2003 incorporating the annexures, the notice of general meeting and the form of proxy;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"the Companies Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"CSDP"	Central Securities Depository Participant;
"CTP"	CTP Holdings Limited (Registration number 1905/026616/06), listed on the JSE;
"dematerialised shareholder"	registered holder of Johnnic shares in dematerialised form, including beneficial owners of Johnnic shares;
"Durban Add-Ventures"	Durban Add-Ventures Limited (Registration number 1997/013469/06);
"effective date"	commencement of business (08:00) on Monday, 23 June 2003, being the date upon which share certificates in respect of the MTN Group shares are posted to certificated Johnnic shareholders or credited to their CSDP or broker accounts in respect of dematerialised shareholders;
"finalisation date"	Thursday, 5 June 2003, being the day on which the final terms of the unbundling will be announced in the press;
"Gallagher"	collectively, Gallagher Estate Holdings Limited (Registration number 1989/001668/06), a wholly-owned subsidiary of Johnnic and Johnnic's Properties division;

"general meeting"	the general meeting of Johnnic shareholders to be held at 09:00 on Tuesday, 3 June 2003, at Gallagher Estate, 19 Richards Drive, Midrand;
"the Income Tax Act"	the Income Tax Act, 1962 (Act 58 of 1962), as amended;
"Johncom"	Johnnic Communications Limited (Registration number 1889/000352/06), listed on the JSE;
"Johnnic" or "the Company"	Johnnic Holdings Limited (Registration number 1889/000429/06), listed on the JSE;
"Johnnic board"	the board of directors of Johnnic;
"Johnnic shares"	ordinary shares of a nominal value of 10 cents each in the share capital of Johnnic;
"Johnnic shareholders"	the registered holders of Johnnic shares;
"the Johnnic unbundling" or "the unbundling"	the proposed distribution *in specie* by Johnnic to its shareholders of substantially all of its shareholding in MTN Group in terms of section 46 of the Income Tax Act and section 90 of the Companies Act;
"Johnnic Group"	Johnnic and its subsidiary companies;
"Johnsil"	Johnnies Strategic Investment Holdings Limited (Registration number 1957/001260/06);
"the JSE"	the JSE Securities Exchange South Africa;
"M-Net"	Electronic Media Network Limited (Registration number 1985/002853/06), listed on the JSE;
"Monday, 12 May 2003"	the last practicable date prior to the finalisation of this circular;
"MTN"	Mobile Telephone Networks (Proprietary) Limited (Registration number 1993/001436/07), a wholly-owned subsidiary of MTN Holdings;
"MTN Group"	MTN Group Limited, formerly M-Cell Limited (Registration number 1994/009584/06), listed on the JSE;
"MTN Group shares"	ordinary shares of a nominal value of 0.01 cent each in the share capital of MTN Group;
"MTN Group unbundling shares" or "unbundling shares"	substantially all of Johnnic's holding of MTN Group shares, amounting to approximately 526 743 001 MTN Group shares or 31.9% of the issued share capital of MTN Group;
"MTN Holdings"	Mobile Telephone Networks Holdings (Proprietary) Limited (Registration number 1993/001411/07), a wholly-owned subsidiary of MTN Group;
"NAV"	net asset value;
"NEC"	National Empowerment Consortium, a consortium of black labour and business interests which acquired a 34.9% shareholding in Johnnic in September 1996 and now holds approximately 27.8% of such shareholding;
"Newshelf"	Newshelf 664 (Proprietary) Limited (Registration number 2002/027157/07);

"options"	the rights of participants of the Johnnic share schemes to subscribe for shares in Johnnic;
"Orbicom"	Orbicom (Proprietary) Limited (Registration number 1993/000425/07), a wholly-owned subsidiary of MTN Group;
"own-name registered dematerialised Johnnic shareholders"	persons recorded as shareholders in the sub-register maintained and administered by a CSDP;
"record date"	the close of business (16:00) on Friday, 20 June 2003, being the last day to register as a Johnnic shareholder in order to participate in the Johnnic unbundling;
"rounding"	the method of rounding the number of MTN Group shares to which each Johnnic shareholder is entitled to the nearest whole number;
"SARS"	South African Revenue Services;
"SCMB"	Standard Corporate and Merchant Bank (A division of The Standard Bank of South Africa Limited) (Registration number 1962/000738/06);
"South Africa"	the Republic of South Africa;
"the Stamp Duty Act"	Stamp Duty Act, 1968 (Act 77 of 1968), as amended;
"STC"	Secondary Tax on Companies;
"SuperSport"	SuperSport International Holdings Limited (Registration number 1997/004203/06), listed on the JSE;
"transfer secretaries"	the transfer secretaries to Johnnic, namely Computershare Investor Services Limited (Registration number 1958/003546/06), 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) or Capita Registrars plc, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, England;
"Tsogo Sun KZN"	Tsogo Sun KwaZulu-Natal (Proprietary) Limited (Registration number 1997/004551/07);
"the unbundling ratio"	3.16539, being the number of MTN Group unbundling shares receivable by Johnnic shareholders for every Johnnic share held on the record date, which final number will be announced in the press on or about Thursday, 5 June 2003;
"UK"	United Kingdom;
"UST"	Uncertificated Securities Tax; and
"UST Act"	the Uncertificated Securities Tax Act, 1998 (Act 31 of 1998), as amended.



JOHNNIC HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1889/000429/06)
ISIN: ZAE000024352
Share code: JNC
("Johnnic")

CIRCULAR TO JOHNNIC SHAREHOLDERS

1. INTRODUCTION

It was announced in the press on 14 February 2003 and on 28 March 2003 that the Johnnic board has resolved to unbundle substantially all of its shareholding in MTN Group to Johnnic shareholders recorded in the register on the record date.

The purpose of this circular is to inform Johnnic shareholders, in accordance with the JSE Listings Requirements, of the terms and conditions pertaining to the Johnnic unbundling, as well as to give notice to Johnnic shareholders of a general meeting of Johnnic shareholders in order to consider and, if deemed fit, approve, with or without modification, the ordinary resolutions necessary to implement the Johnnic unbundling.

The rationale for the unbundling is to unlock most of the discount at which Johnnic shares trade to their underlying NAV and to enable Johnnic shareholders to hold their shares directly in MTN Group.

2. PARTICULARS OF THE JOHNNIC UNBUNDLING

2.1 The Johnnic unbundling

The Johnnic board has resolved to unbundle substantially all of its shareholding in MTN Group to Johnnic shareholders recorded in the register on the record date (*pro rata* to their shareholding). The unbundling will involve the distribution *in specie* to Johnnic shareholders of substantially all of its shareholding in MTN Group, being the MTN Group unbundling shares, amounting to approximately 526 743 001 MTN Group shares or 31.9% of the issued share capital of MTN Group in terms of section 90 of the Companies Act and in accordance with section 46 of the Income Tax Act.

Subject to the fulfilment of the conditions precedent outlined in paragraph 10 below, Johnnic shareholders registered as such on the record date will receive a distribution of the MTN Group unbundling shares by way of an unbundling effected firstly by way of a reduction of the share premium account and then a reduction of Johnnic's distributable reserves.

The table of entitlement in respect of the Johnnic unbundling will be as follows:

Number of MTN Group shares to be unbundled	Number of MTN Group shares to be unbundled per Johnnic share
526 743 001	3.16539

The number of MTN Group shares to be unbundled has taken into account:

- 32.6 million MTN Group shares sold to cover the equity guarantee furnished by Johnnic in an amount of R192 million in respect of Durban Add-Ventures as set out in paragraph 3 below, as well as to settle R202.5 million debt of Johnnic and Gallagher; and
- 40 million MTN Group shares retained to cover a corporate guarantee in respect of Durban Add-Ventures in an amount of R300 million including interest, Johnnic's ongoing working capital requirements, potential funding requirements for the Casino and the possible tax liabilities of Johnnic resulting from non-resident shareholders (if any) holding more than 5% of the issued share capital of Johnnic as set out in paragraph 2.1.2 below.

The exact number of MTN Group shares to be distributed may alter as a result of rounding calculations as described in paragraph 2.2 below.

The unbundling ratio has assumed that 1 955 604 additional Johnnic shares will be issued by Johnnic in respect of Johnnic's share schemes. Subject to the fulfilment of the conditions precedent set out in paragraph 10 below, the actual number of shares that will be issued in respect of Johnnic's share schemes will be known by the finalisation date, being Thursday, 5 June 2003, on which date the actual unbundling ratio will be announced in the press.

2.1.1 *Non-resident shareholders*

To the extent that there are any non-resident shareholders individually holding more than 5% of the issued share capital of Johnnic on the record date, Johnnic will not qualify for the various tax exemptions set out in paragraph 13 below in respect of that portion of the MTN Group shares to be distributed to such non-resident shareholders. If there is one or more such non-resident shareholder on the record date, Johnnic intends to sell so many of the MTN Group shares which it currently holds as is necessary to pay such resulting tax liability.

2.1.2 *Rounding*

The proposed unbundling ratio disclosed in the above table will be applied to the aggregate number of Johnnic shares held by each Johnnic shareholder on the record date and the resultant number of shares will be rounded down to the nearest whole number if it is less than 0.5 and will be rounded up to the nearest whole number if it is equal to or greater than 0.5.

The record date to determine those Johnnic shareholders entitled to participate in the unbundling will be Friday, 20 June 2003.

2.2 Procedure for implementation of the unbundling

2.2.1 A meeting of Johnnic shareholders will be held at Gallagher Estate, 19 Richards Drive, Midrand on Tuesday, 3 June 2003 to consider and, if deemed fit, pass the ordinary resolutions required to implement the unbundling. The results of the general meeting will be published in the press on Wednesday, 4 June 2003. The Johnnic unbundling is expected to be implemented with effect from the commencement of business on Monday, 23 June 2003.

2.2.2 Johnnic has dematerialised its shares. Johnnic shares are currently held by Johnnic shareholders either in certificated form (i.e. share certificates serve as proof of ownership) or in dematerialised form.

2.2.3 *For the purpose of unbundling*

2.2.3.1 Johnnic shareholders holding their shares in Johnnic in certificated form will be issued with the MTN Group shares also in certificated form and share certificates will be posted, at the risk of the Johnnic shareholder concerned, to the addresses reflected in the register of Johnnic shareholders on the record date. Johnnic shareholders are advised that they will have to dematerialise the said MTN Group shares received by them prior to trading in such shares on the JSE.

2.2.3.2 Dematerialised Johnnic shareholders on the record date will have their MTN Group shares credited to their accounts maintained by their CSDP or broker, as the case may be.

2.2.4 Documents of title in respect of the Johnnic shares held by shareholders are not required to be surrendered in order to receive the unbundling shares.

2.3 Action to be taken by Johnnic shareholders in respect of the unbundling

Certificated Johnnic shareholders and own-name registered dematerialised Johnnic shareholders who are unable to attend the general meeting and wish to be represented thereat, should complete and return the attached form of proxy for certificated Johnnic shareholders and own-name registered dematerialised Johnnic shareholders in accordance with the instructions therein and lodge it with, or post it to, the transfer secretaries, Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) or Capita Registrars plc, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, England, so as to be received by not later than 09:00 on Friday, 30 May 2003.

Beneficial owners of Johnnic shares who wish to attend the general meeting must request their CSDP or broker to provide them with the necessary authorisation to attend the general meeting or must instruct their CSDP or broker to vote on their behalf in terms of their respective agreements with their CSDP or broker.

The attention of Johnnic shareholders is drawn to the fact that those shareholders holding Johnnic shares in certificated form will receive a share certificate in respect of the MTN Group unbundling shares and will be required to dematerialise such share certificate in order to trade such MTN Group shares on the JSE. Beneficial owners of Johnnic shares and own-name registered dematerialised Johnnic shareholders will have their accounts with their CSDP or broker, as the case may be, credited in respect of the MTN Group unbundling shares.

Johnnic shareholders resident outside South Africa who are to receive the MTN Group shares in terms of the Johnnic unbundling must satisfy themselves as to the full observation of the laws of the relevant territory in connection therewith.

Johnnic share certificates may not be dematerialised or rematerialised between Friday, 13 June 2003 and Friday, 20 June 2003, both days inclusive, due to the administration requirements of the unbundling.

2.4 **Structure of the Johnnic Group**

2.4.1 The structure of the Johnnic Group, before the implementation of the Johnnic unbundling, is set out below:



NEC
Other
27.8%
72.2%
Non-core assets
Johnnic
100%
Johnsil
Media and Entertainment
Telecommunications
26.0%
36.5%
27.5%
6.8%
Johncom
1.3%
MTN Group
100%
100%
100%
100%
Johnnic Publishing Limited
Johnnic e-Ventures Limited
Johnnic Entertainment Limited
Associates
MTN Holdings
Orbicom
CTP (36.1%)
M-Net/ SuperSport (26.1%)

2.4.2 The structure of the Johnnic Group and MTN Group after the implementation of the Johnnic unbundling, is set out below:

Johnnic


NEC
Other
27.8%
72.2%
Johnnic
100%
62.5%
Non-core assets
Johncom

MTN Group


NEC
Other
Newshelf
8.8%
72.5%
18.7%
MTN Group
100%
MTN Holdings
Orbicom

2.5 Rationale for the Johnnic unbundling

Over the past five years, Johnnic has transformed itself into a focused telecommunications, media and entertainment group. The focus on these sectors was based on a convergence model whereby value would be created by the media and entertainment assets providing the content that would be packaged for distribution on various platforms including the telecommunications platform.

In the initial roll-out of the strategy, control of the entities through the holding company was necessary. The convergence strategy has matured and no longer requires central control.

The control structure also served as a vehicle through which the underlying companies obtained their empowerment credentials. The management and staff of MTN Group, through Newshelf, have acquired approximately 18.7% of MTN Group. This has enhanced empowerment within MTN Group. The Johnnic board has therefore determined that there is no longer a need to maintain the control structure with regard to the telecommunications assets for the purposes of perpetuating empowerment.

In contrast with the benefits that the holding company structure provided, the structure also created a value trap in that Johnnic shares traded at a discount to the value of the underlying listed and unlisted assets. The Johnnic board has taken a decision to unlock a substantial part of this value to shareholders by unbundling its shareholding in MTN Group.

3. FUNDING REQUIREMENTS OF THE JOHNNIC GROUP

Johnnic's wholly-owned subsidiary, The Millennium Casino Limited, has a 62% shareholding in Durban Add-Ventures, which in turn has a 40% shareholding in Tsogo Sun KZN, which operates the Casino.

As at Monday, 12 May 2003, being the last practicable date prior to the finalisation of this circular, Johnnic had funding requirements of R631 million, made up of long and short-term debt of Gallagher amounting to R139 million and guarantees in respect of the Casino obligations comprising an equity guarantee of R192 million and a corporate guarantee of R300 million including interest.

In addition, as a result of the unbundling, Johnnic may have a tax liability arising out of the distribution of shares to non-resident shareholders who own more than 5% of the issued share capital of the Company as more fully described in paragraph 2.1.1 above. A provision of R60 million has been made for this. As at Monday, 12 May 2003 Johnnic was not aware of any such shareholders.

Johnnic also requires to make allowance of R60 million for the funding of the Company's ongoing working capital requirements and potential funding requirements for the Casino.

In order to fund the above obligations Johnnic has sold 32.6 million MTN Group shares realising an amount of R394.5 million. Part of the proceeds from this disposal will be used to settle the Gallagher debt of R139 million and to provide a cash collateral in respect of an equity guarantee of R192 million in favour of the funders of Tsogo Sun KZN.

In addition, Johnnic has retained 40 million MTN Group shares in order to cover the rest of its funding requirements, including the corporate guarantee in favour of Tsogo Sun KZN, working capital requirements and potential funding requirements for the Casino.

4. PRO FORMA FINANCIAL EFFECTS

4.1 Financial effects of the disposal of MTN Group shares

The pro forma financial effects of the disposal of 32.6 million MTN Group shares are set out below.

4.1.1 *Assumptions*

- The earnings per 100 Johnnic shares, as set out in the "Before" column of the table below, is based on the published financial results of Johnnic for the six-month period ended 30 September 2002. The earnings per 100 Johnnic shares, as set out in the "After" column of the table, is based on the assumption that Johnnic sold R394.5 million worth of MTN Group shares on 1 April 2002 (realising a surplus of R164.5 million on the disposal of these shares at that date) and that the cash proceeds are assumed to have been utilised to repay debt on this date, realising an interest saving of 1.7% per annum.
- The NAV per 100 Johnnic shares, as set out in the "Before" column of the table, is based on the published financial results of Johnnic for the six-month period ended 30 September 2002. The NAV per 100 Johnnic shares, as set out in the "After" column of the table, was based on the assumption that Johnnic sold R394.5 million worth of MTN Group shares with effect from 30 September 2002.

4.1.2 *Pro forma financial effects*

	Before **Per 100 Johnnic shares held**	***After*** **Per 100 Johnnic shares held**	**% Change**
Headline earnings (cents)	23 400	24 652	5
Attributable earnings (cents)	21 700	33 011	52
NAV (Rand) – total	3 397	3 405	–
– tangible	(4 246)	(4 238)	–
– intangible	7 643	7 643	–

4.2 Financial effects of the unbundling

The effect of the Johnnic unbundling for a Johnnic shareholder will be that:

- the shareholder will receive 3.16539 MTN Group shares for each Johnnic share held at the record date; and
- the shareholder will retain the existing shareholding in Johnnic which will reduce in value to reflect the remaining assets of Johnnic after the unbundling.

The pro forma financial effects of the Johnnic unbundling for a Johnnic shareholder holding 100 Johnnic shares at the record date is set out below.

4.2.1 *Assumptions*

- For the purposes of calculating the pro forma financial effects per 100 Johnnic shares, as set out in the "Before" column of the table below, it was assumed that the disposal of R394.5 million worth of MTN Group shares was implemented on 1 April 2002 and that the cash proceeds were utilised to repay debt on that date, as per the "After" column of the table in paragraph 4.1.2 above. The earnings per 100 Johnnic shares and 316.539 MTN Group shares, as set out in the "After" column of the table below, is based on the assumptions that the Johnnic unbundling was implemented on 1 April 2002, unbundling costs of R15 million were incurred, Johnnic retained 40 million MTN Group shares in order to cover the rest of its funding requirements and that 1 955 604 additional Johnnic shares will be issued by Johnnic in respect of Johnnic's share schemes with effect from 1 April 2002. In terms of generally accepted accounting practice the MTN Group unbundling shares were revalued from a book value of R7.75 to R13.30 per share (being the market value of an MTN Group share at 1 April 2002). This resulted in a revaluation gain of R2 938 million.
- For the purposes of calculating the pro forma NAV per 100 Johnnic shares, as set out in the "Before" column of the table, it was assumed that the disposal of R394.5 million worth of MTN Group shares was implemented on 30 September 2002, as per the "After" column of the table in paragraph 4.1.2 above. The NAV per100 Johnnic shares and 316.539 MTN Group shares, as set out in the "After" column of the table below, was based on the assumptions that the Johnnic unbundling was implemented on 30 September 2002, unbundling costs of R15 million were incurred, Johnnic retained 40 million MTN Group shares in order to cover the rest of its funding requirements and that 1 955 604 additional Johnnic shares will be issued by Johnnic in respect of Johnnic's share schemes with effect from 30 September 2002.

4.2.2 *Pro forma financial effects*

	Before Per 100 Johnnic shares held	Per 100 Johnnic shares held	***After*** Per 316.539 MTN shares held	Total	% Change
Headline earnings (cents)	24 652	1 853	19 277	21 130	(14)
Attributable earnings (cents)	33 011	190 624	13 548	204 172	518
NAV (Rand) – total	3 405	974	3 156	4 130	21
– tangible	(4 238)	999	512	1 511	136
– intangible	7 643	(25)	2 644	2 619	(66)

The independent reporting accountants' report on the pro forma financial information is included as Annexure 4 hereto.

5. IMPACT OF THE JOHNNIC UNBUNDLING ON SHAREHOLDERS

At 14 February 2003, being the last day Johnnic shares traded on the JSE before the first cautionary announcement, Johnnic shares were trading at a price of 5 068 cents per Johnnic share and 100 Johnnic shares were worth R5 068. This represents a discount of 10% to the underlying NAV of 5 575 cents per Johnnic share based on the market value of listed shares and directors' value of unlisted

investments. On the basis that Johnnic shareholders will receive 316.539 MTN Group shares for every 100 Johnnic shares held and on the assumption that the discount of 10% will continue to be applied to the remaining underlying NAV of Johnnic shares, the value of 316.539 MTN Group shares plus the 100 Johnnic shares being held directly, had the Johnnic unbundling occurred on 14 February 2003, would have been R5 435, representing an increase of 7.2% to the share price of 5 068 cents per Johnnic share.

6. THE EFFECT OF THE JOHNNIC UNBUNDLING ON THE JOHNNIC SHARE SCHEMES

6.1 Johnnic currently has two share schemes:

6.1.1 the Johnnies Share Option Scheme ("old scheme") which is a scheme which exists solely for current and former employees of Anglo American Platinum Corporation Limited and JCI Limited who received share options prior to the restructuring of the Johannesburg Consolidated Investment Company, Limited. There are 35 200 options over Johnnic shares under the old scheme; and

6.1.2 the Johnnic Share Incentive Scheme ("the current scheme"). 1 381 114 allocation shares and 646 490 options over Johnnic shares have been issued under the current scheme.

6.2 All the options of the participants under the old scheme are currently exercisable. If such option holders do not exercise their options prior to the unbundling, in order to afford such option holders substantially similar benefits after the unbundling to the benefits they currently enjoy, the number of shares and/or the purchase price of such options shall be adjusted in such manner as the Company's auditors certify to be in their opinion fair and reasonable. In making such determination, the auditors shall ensure that as far as possible in the circumstances, the participants are not prejudiced or given benefits beyond those provided for in the old scheme.

6.3 In order to take into account the unbundling:

6.3.1 option holders under the current scheme will be entitled to exercise their options prior to the unbundling (whether or not they are currently exercisable) at a price adjusted to afford such participants substantially similar benefits to the benefits they currently enjoy, failing such exercise the options will be exercisable in the normal course in accordance with the rules of the current scheme but the number of shares and/or the purchase price of such options shall be adjusted in order to take into account the reduced price of the Johnnic shares after the unbundling; and

6.3.2 participants who have allocation shares will be entitled to take delivery of the allocation shares prior to the unbundling at a price adjusted to afford such participants substantially similar benefits to the benefits they currently enjoy, failing which participants will be entitled or obliged to take delivery of the allocation shares in the normal course in accordance with the rules of the current scheme.

As provided for in the scheme, the auditors of the Company are required to certify that the adjustments to the options and allocation shares are fair and reasonable to participants on the basis that the participants are not prejudiced or given benefits beyond those provided for in the scheme.

7. SALIENT AND FINANCIAL INFORMATION ON MTN GROUP

7.1 History

MTN Group was incorporated on 23 November 1994 under the name of Investment Facility Company Two Six Five (Proprietary) Limited. This name was changed to M-Cell (Proprietary) Limited ("M-Cell") on 22 June 1995 and the company was converted to a public company on 14 July 1995 and listed on the JSE on 14 August 1995. On 14 October 2002, M-Cell changed its name from M-Cell Limited to MTN Group Limited in order to bring greater brand consistency to the MTN Group and consolidate its identity as an African multi-national, following its African expansion and acquisition of companies in the satellite and internet sector.

MTN Group's only investment at that time was a 25% shareholding in MTN Holdings, which owns 100% of the equity in MTN, a company which successfully secured one of the two cellular telephone operating licences issued by the Postmaster General in October 1993. MTN commenced commercial service as a cellular telephone operator in June 1994 and within its first year of operations exceeded the original forecast of subscriber numbers by more than 100%.

Through a series of acquisitions starting in 1995, MTN Group increased its interest in MTN Holdings from the initial 25% to 100%. With effect from 17 July 2000, MTN Holdings became a wholly-owned subsidiary of MTN Group. These acquisitions were financed by the issue of new shares.

In addition, MTN Group acquired 100% of Orbicom, a satellite signal distribution company. This acquisition, though small in value, was of strategic importance to MTN Group and was financed through the issue of shares.

7.2 Nature of business

MTN Group is primarily involved in cellular telephony through its investment in MTN Holdings and in satellite signal distribution through its subsidiary, Orbicom.

MTN

MTN, a wholly-owned subsidiary of MTN Holdings, operates one of the now three current national digital GSM licences for cellular telephony in South Africa. The main functions of MTN are to plan, design, construct, operate, maintain, market and service cellular telephone networks. A cellular network allows its subscribers to receive and make telephone calls to any telephone connected to a public telephone network anywhere in the world and to other cellular telephones, from a hand-held or car-mounted cellular telephone. Subscribers with fixed period contracts pay a fixed monthly subscription fee and a charge for the duration of each call made on the network (airtime). In addition, a pre-paid option is offered whereby subscribers pay an initial connection fee and purchase airtime upfront which then can be used after a period of time. Various other value-added services, such as mobile data and fax, paging, voice-mail and information services as well as access to the Internet, are also available to subscribers. The airtime and value-added services are sold to service providers who act as the retailers for the network operator.

Through its subsidiaries, MTN International (Proprietary) Limited and MTN International (Mauritius) Limited, MTN has followed an aggressive African expansion strategy. To date operations include networks in Swaziland, Uganda, Rwanda, Cameroon and Nigeria.

Orbicom

Orbicom is the leading satellite signal distribution company in Africa. Orbicom is a distributor of digital signals for MIH Holdings Limited and manages data and value-added networks in Botswana, Burundi, Egypt, Ghana, Kenya, Lesotho, Namibia, Nigeria, Tanzania, Uganda and Zambia.

7.3 Financial information

The consolidated audited financial information relating to MTN Group, comprising the income statements, balance sheets and cash flow statements for the financial years ended 31 March 2000 to 31 March 2002 and the reviewed financial information for the six-month period ended 30 September 2002, are contained in Annexure 2 hereto. Unqualified audit reports were issued by the auditors for the financial information pertaining to the full financial years and an independent review report was issued for the six-month period ended 30 September 2002.

7.4 Share price history

The ordinary share price history and the volumes traded on the JSE of MTN Group shares are set out in Annexure 5 hereto.

8. SALIENT AND FINANCIAL INFORMATION ON JOHNNIC

8.1 Background on Johnnic

Johnnic, formerly known as Johnnies Industrial Corporation Limited, has its roots in Africa as part of Johannesburg Consolidated Investment Company, Limited, a mining company dating back to the late 1800s.

By 1996, the company had matured into an industrial holding company, with a diverse range of interests under the Anglo American plc umbrella. In that same year an historic agreement was reached between Anglo American plc and the NEC, a broad-based group of black business and labour interests. The agreement ultimately culminated in Anglo American plc relinquishing control of the Company, with the NEC becoming the largest shareholder with 35% equity.

After control was acquired by the NEC, Johnnic became a broad-based conglomerate with interests ranging from brewing, property and pharmaceuticals to media and a minority position in telecommunications through MTN Holdings.

In 1998 the board of directors of Johnnic committed to repositioning Johnnic into a focused telecommunications, media and entertainment group. As a consequence, non-core assets of over R7 billion were disposed of. Group debt of R5 billion was incurred to consolidate group assets and was subsequently eliminated. In a series of transactions, Johnnic gained control of MTN Group, the listed holding company for a stake in cellular telephone operator MTN Holdings. Subsequently, MTN Group acquired 100% of MTN Holdings.

A R3.8 billion rights offer was undertaken by Johncom to reduce its debt as well as to fund the consolidation of the Johnnic Group's telecommunications assets. Johnnic underwrote the rights offer which resulted in Johnnic increasing its stake in Johncom from 57.8% to approximately 62.5%.

Further rationalisation of Johncom saw the creation of Johnnic Publishing and Johnnic Entertainment. Johnnic e-Ventures was launched in April 2000 to house Johncom's varied internet interests.

Having largely achieved the goals of becoming a focused telecommunications, media and entertainment group, Johnnic moved from the "*Financial – Investment Trusts*" sector of the JSE lists to the "*Non-Cyclical Services – Telecommunication Services*" sector. Attention was then given to the group's listed three-tier structure. In terms of this structure, Johnnic and Johncom effectively represented a double pyramid structure to control the MTN Group. While this structure had been effective in enabling the NEC (as the largest shareholder of Johnnic) to influence the strategy and businesses of the Johnnic Group and thereby creating significant value for its shareholders, the structure had also resulted in the locking-up of value in the Johnnic Group. Both Johnnic and Johncom had continued to trade on the JSE at a substantial discount to NAV, which discount, on a full see-through basis, was in the region of 20% – 30%. In addition, certain international indices, such as the Morgan Stanley Capital International (MSCI), began weighting stocks according to free-float. This then necessitated a review of how the MTN Group's low free-float of 16% could be increased.

Accordingly, the Johnnic Group embarked on a further restructuring programme designed to achieve, *inter alia*, the following goals:

- flatten the three-tier group structure;
- increase the liquidity of the MTN Group shares on the JSE;
- cause the market to place a value on Johncom's media and entertainment assets; and
- ensure that the Johnnic Group's BEE credentials are maintained.

The result was that Johncom unbundled to its shareholders substantially all of its shareholding in the MTN Group in July 2001. Following the Johncom unbundling, Johnnic had a direct shareholding of 36.5% in the MTN Group and retained approximately a 62.5% interest in Johncom. The Johnnic Group therefore had a listed telecommunications interest through the MTN Group and held its media and entertainment interests through the listed company, Johncom. Importantly, it was envisaged that the NEC would retain a significant stake in Johnnic and so ensure that Johnnic retained its BEE status. The free-float of the MTN Group almost doubled to around a 30% level.

The idea was that the resultant separate listing of the media and entertainment assets through Johncom would result in the market attaching a value to these assets and thus crystalise substantial value for shareholders. The Johnnic board remained committed to maximising shareholder value and continued to examine further ways to achieve this goal, including further value unlocking if this was appropriate in the future.

Newshelf purchased approximately 18.7% of the issued share capital of MTN Group. According to the press announcements, the ordinary shares in Newshelf will be held by a trust for the benefit of permanent staff employed by MTN and its subsidiaries as well as eligible senior staff members of its African operations. Also according to the announcement, approximately 75% of the economic benefits available to the Trust will flow to previously disadvantaged individuals.

8.2 **Nature of business**

Johnnic has become a fully-fledged telecommunications, media and entertainment company from being an industrial conglomerate. Part of this strategy involved the consolidation of its interest in the media and entertainment industries by the buy-out of the minority shareholders of The Millennium Entertainment Group Africa Limited and Times Media Limited (in November 1996) through its subsidiary Omni Media Corporation Limited, currently known as Johncom. Furthermore Johnnic consolidated its interests in MTN Holdings, one of South Africa's leading GSM cellular telephone networks, through acquisition and swapping of non-core assets.

8.3 **Directors**

Director	Address	Occupation
Matamela Cyril Ramaphosa	Ground Floor, Building Two 93 Protea Road Chislehurston Sandton, 2146	Chairman of Johnnic and director of companies
Jacob Rasetlhake Daniel Modise	Gallagher Estate 19 Richards Drive Midrand, 1685	Chief Operating Officer of Johnnic
Kandimathie Christine Ramon	Gallagher Estate 19 Richards Drive Midrand, 1685	Financial director of Johnnic
Colin Bertram Brayshaw	Coronation Place Freestone Park 135 Patricia Road Sandown, 2196	Director of companies
Patrick Ernest Burton	Corner Landsdowne and Becker Roads, Phillipi Mitchells Plain, 7785	Financial director of Snoek Wholesalers (Proprietary) Limited
Irene Charnley	3 Alice Lane, Sandown Extension 38 Sandton, 2196	Commercial director of MTN Group
Paul Michael Jenkins	Gallo House 6 Hood Avenue Rosebank, 2196	Chief Executive Officer of Johnnic Entertainment
Stephen William Moutloatse	8 Hillside Road Parktown, 2193	Senior Manager at Transnet Pension Fund
Phuthuma Freedom Nhleko	3 Alice Lane, Sandown Extension 38 Sandton, 2196	Chief Executive Officer of MTN Group
Tommy Richards Alpheus Oliphant	23 Sturdee Avenue Rosebank, 2196	Executive chairman of Aventura Resorts
Mashudu Elias Ramano	23 Sturdee Avenue Rosebank, 2196	Non-executive chairman of Johncom and director of companies

Alternate director	Address	Occupation
Zithulele Nyangana Absalom Cindi	Mawusa Union, 7th Floor Unity House, 100 Plein Street Johannesburg, 2001	National Education Officer
Russel Kent Jackson	Gallagher Estate 19 Richards Drive Midrand, 1685	Director – Realty & Special Projects
Crosby Mpoxo Moni	Matla Colliery, Vaalpan Road Kriel, 2271	Industrial Relations Officer
Ian Patrick Smith	Room 305, 222 Smit Street Braamfontein, 2001	CEO – Transnet Pension Fund
Thuli Horace Zuma	1st Floor, Worldwide House 29 Impala Road Chislehurston Sandton, 2146	Investment banker

8.4 Share capital

The authorised and issued share capital of Johnnic is as follows:

	R'000
Authorised	
200 000 000 ordinary shares of 10 cents each	20 000
34 500 000 fixed rate redeemable cumulative preference shares of 10 cents each	3 450
5 500 000 variable rate redeemable cumulative preference shares of 10 cents each	550
40 000 000 "A" variable rate redeemable cumulative preference shares of 10 cents each	4 000
1 300 000 8.25% cumulative redeemable preference shares of R1,00 each	1 300
Total authorised	29 300
Issued	
164 451 518 ordinary shares of 10 cents each	16 445

8.5 Financial information

The consolidated audited financial information relating to Johnnic comprising the income statements, balance sheets and cash flow statements for the financial years ended 31 March 2000 to 31 March 2002 and the reviewed financial information for the six-month period ended 30 September 2002, are contained in Annexure 3 hereto. Unqualified audit reports were issued by the auditors for the financial information pertaining to the full financial years and an independent review report was issued for the six-month period ended 30 September 2002.

8.6 Share price history

The ordinary share price history and the volumes traded on the JSE of Johnnic shares are set out in Annexure 6 hereto.

8.7 Pro forma net asset statement

The consolidated pro forma net asset statement of Johnnic is prepared on a basis that is consistent with the accounting policies of Johnnic and assumes that the Johnnic unbundling was effected on 30 September 2002.

The pro forma net asset statement has been prepared for illustrative purposes only and, because of its nature, it cannot give a complete picture of Johnnic's financial position.

Pro forma net asset statement

R'million	(a) Actual 30 September 2002	(b) Pro forma Adjustments	(c) Pro forma 30 September 2002
ASSETS			
Non-current assets	**23 866.5**	**(22 164.3)**	**1 702.2**
Property, plant and equipment	9 632.6	(9 044.5)	588.1
Goodwill	9 325.2	(9 404.6)	(79.4)
Intangible assets	3 230.8	(3 193.3)	37.5
Investments			
– Listed	393.5	–	393.5
– Unlisted	646.5	(38.8)	607.7
Loans	462.4	(410.4)	52.0
Deferred taxation	131.7	(28.9)	102.8
Non-current pre-paid taxation	43.8	(43.8)	–
Current assets	**6 843.8**	**(4 674.4)**	**2 169.4**
Bank balances, deposits and cash	1 722.8	(1 089.7)	633.1
Securitised cash deposits	1 248.5	(1 248.3)	0.2
Equities held as current assets	0.1	546.2	546.3
Other current assets	3 872.4	(2 882.6)	989.8
Total assets	**30 710.3**	**(26 838.7)**	**3 871.6**
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders' interest	5 580.8	(3 962.1)	1 618.7
Minority interests	11 811.1	(11 256.7)	554.4
Total equity	**17 391.9**	**(15 218.8)**	**2 173.1**
Non-current liabilities	**3 028.9**	**(2 777.6)**	**251.3**
Long-term borrowings	1 962.2	(1 821.7)	140.5
Provision for post-retirement medical costs	109.1	–	109.1
Deferred taxation	957.6	(955.9)	1.7
Current liabilities	**10 289.5**	**(8 842.3)**	**1 447.2**
Non-interest bearing liabilities	4 913.0	(4 207.4)	705.6
Interest bearing liabilities	5 376.5	(4 634.9)	741.6
Total equity and liabilities	**30 710.3**	**(26 838.7)**	**3 871.6**

Notes:

(a) As per reviewed financial statements of Johnnic at 30 September 2002.

(b) The pro forma adjustments made on the unbundling of Johnnic's shareholding in MTN Group.

(c) After the unbundling of Johnnic's shareholding in MTN Group.

9. NON-SOUTH AFRICAN SHAREHOLDERS

The distribution of MTN Group unbundling shares to Johnnic shareholders, who are residents in, or citizens or nationals of jurisdictions outside South Africa or custodians, nominees or trustees for residents in, or citizens or nationals of other countries, may be prohibited or affected by the laws of the relevant jurisdictions. Such persons should acquaint themselves about and observe any applicable

legal requirements of the relevant jurisdictions to which they are subject. Should any shareholder of Johnnic be prohibited from receiving the distribution of MTN Group shares under the laws of the relevant jurisdiction to which he is subject, Johnnic shall sell the MTN Group shares to which he would have been entitled on the JSE and pay such shareholder the cash equal to the proceeds (net of costs) derived from such sale.

10. CONDITIONS PRECEDENT

The unbundling is subject to the fulfilment of the following conditions precedent:

- the passing, at the general meeting, of the ordinary resolutions required to implement the unbundling; and
- the approval of the unbundling, insofar as may be necessary, by the relevant regulatory authorities.

11. SHAREHOLDING IN JOHNNIC

11.1 Major shareholders

At the close of business on Monday, 12 May 2003, the names of entities beneficially holding interests of 5% or more of the issued share capital of Johnnic are set out below.

Shareholder	Address	Number of Johnnic ordinary shares held	% shareholding
Public Investment Commissioner	Private Bag X187 Pretoria, 0001	18 489 979	11.24
Metropolitan Main Account	PO Box 2500 Bellville, 7535	14 170 428	8.62
Old Mutual Life Account	PO Box 878 Cape Town, 8000	10 605 353	6.45
Sanlam 50000	PO Box 1 Sanlamhof, 7532	8 285 779	5.04

Certain companies identified above are nominee companies which hold shares on behalf of other parties.

The NEC (whose address is c/o Private Bag X6, Gallor Manor, 2052) controls 27.8% of Johnnic's issued share capital. The members of the NEC hold their shares in Johnnic in various capacities but vote their shares through a voting pool agreement.

11.2 Directors' interests

The beneficial interests of the directors of Johnnic in the issued share capital of Johnnic at Monday, 12 May 2003, is shown below.

Director	Direct holding	Allocation shares	Share options
I Charnley	–	225 000	–
P M Jenkins	–	170 000	–
J R D Modise	–	220 220	272 680
K C Ramon	1 300	38 180	153 100
R K Jackson (*alternate*)	–	99 200	96 700

Save as aforesaid, the directors of Johnnic had no direct shareholding in Johnnic on Monday, 12 May 2003.

12. EXCHANGE CONTROL REGULATIONS

The following guideline is not a comprehensive statement of the Exchange Control Regulations of South Africa. Shareholders who have any doubt as to the action they must take, should consult their professional advisers.

In the case of shareholders whose registered addresses in the register of shareholders are outside the common monetary area, the unbundling will be dealt with in compliance with the Exchange Control Regulations of South Africa, as follows:

12.1 South African Exchange Control Regulations

12.1.1 *Emigrants from the common monetary area*

Share certificates issued to any emigrant in terms of the unbundling will be restrictively endorsed and deposited with the authorised dealer controlling such emigrant's blocked assets. In terms of the South African Exchange Control Regulations, such MTN Group shares are not freely transferable from the common monetary area. The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor and whether shares are held in electronic or certificated form.

12.1.2 *All other non-residents*

Non-resident shareholders whose documents of title are endorsed "non-resident" will receive MTN Group shares similarly endorsed. The CSDP or broker will ensure that all requirements of Exchange Control are adhered to in respect of their clients falling into this category of investor and whether shares are held in electronic or certificated form.

13. TAXATION CONSIDERATIONS REGARDING THE JOHNNIC UNBUNDLING

13.1 Summary

This summary serves as a general guide and is not intended to constitute a complete analysis of the tax consequences under South African law of the Johnnic unbundling. It is not intended to be, nor should it be considered to be, legal or tax advice. Johnnic shareholders should, therefore, consult their own tax advisers about the tax consequences of the unbundling on their personal tax positions. Johnnic and its advisers will not be responsible for the tax consequences of the unbundling on Johnnic shareholders under South African law, laws of the jurisdiction of their residence, and any tax treaty between South Africa and their country of residence.

The unbundling qualifies for the tax concessions offered in terms of section 46 of the Income Tax Act. The tax implications of these concessions to both Johnnic and its shareholders are discussed below. These tax concessions will not be available to the extent that non-resident shareholders of Johnnic individually hold more than 5% of Johnnic's issued share capital on the record date.

13.2 Tax implications for Johnnic

In terms of section 46 of the Income Tax Act, the unbundling will have the following tax implications for Johnnic:

13.2.1 the distribution *in specie* will be deemed not to be a dividend for the purposes of levying STC on Johnnic in terms of section 64B(3) of the Income Tax Act. As such, Johnnic will not become liable for STC as a result of the unbundling; and

13.2.2 Johnnic will be treated as having disposed of such MTN Group shares for proceeds equal to the base cost of those shares on the effective date. Consequently, no capital gains or capital losses will be realised by Johnnic as a result of the unbundling and no CGT will therefore become payable by Johnnic in this regard.

13.3 South African tax implications for Johnnic shareholders

In terms of section 46 of the Income Tax Act, the unbundling will have the following tax implications for Johnnic shareholders:

13.3.1 any MTN Group shares acquired by a Johnnic shareholder that is a company in terms of the unbundling must be deemed:

- not to be a dividend accrued to such company for the purposes of section 64B(3) of the Income Tax Act (i.e. no STC credits will be allowable to Johnnic shareholders as a result of the unbundling); and
- to be profits which are not of a capital nature for the purposes of section 64B(5)(c) of the Income Tax Act;

13.3.2 a Johnnic shareholder acquiring MTN Group shares in terms of the unbundling, must be deemed to have acquired the Johnnic shares and the MTN Group shares at a cost equal to:

- where the Johnnic shares were held by that shareholder as trading stock, the amount taken into account by the shareholder in respect of those Johnnic shares, as contemplated in section 11(a), section 22(1), or section 22(2) of the Income Tax Act; or
- where the Johnnic shares were held by that shareholder as capital assets, the expenditure in respect of those shares allowable in terms of paragraph 20 of the Eighth Schedule to the Income Tax Act, or the market value of those shares determined by that shareholder as contemplated in paragraph 29(4) of the Eighth Schedule to the Income Tax Act. In terms of this latter paragraph, Johnnic shareholders who acquired and had not yet disposed of Johnnic shares before 1 October 2001, may adopt (in certain circumstances) the market value of the Johnnic shares at 1 October 2001 as the base cost for CGT purposes. The market value contemplated in terms of this paragraph is the price published by the Commissioner for Inland Revenue in the Government Gazette, being the aggregate value of all transactions in Johnnic shares traded on the JSE during the five business days preceding 1 October 2001, divided by the total quantity of Johnnic shares traded during the same period. Such published value is R43.62 in respect of each Johnnic share.

  The base cost of Johnnic shares acquired on or after 1 October 2001 is the expenditure actually incurred in respect of the cost of acquisition of such Johnnic shares;

13.3.3 a Johnnic shareholder must determine the portion of that cost, as contemplated in paragraph 13.3.2 above, attributable to the MTN Group shares as follows:

$A \times [B / (B + C)]$, where:

A = total cost (as per paragraph 13.3.2 above);

B = the total market value of all MTN Group shares received;

C = the total market value of Johnnic shares.

(Such market values shall be determined as at the close of business the day after the effective date.);

13.3.4 such apportioned cost, as contemplated in paragraph 13.3.3 above, must be treated by that Johnnic shareholder as:

- an amount to be taken into account by that shareholder in respect of those distributable shares for the purposes of section 11(a), section 22(1), or section 22(2) of the Income Tax Act, where such shareholder held the Johnnic shares as trading stock and acquired those MTN Group shares as trading stock; or
- expenditure actually incurred and paid by that shareholder in respect of those MTN Group shares for the purposes of paragraph 20 of the Eighth Schedule to the Income Tax Act, where such shareholder held the Johnnic shares as capital assets and acquired those MTN Group shares as capital assets;

13.3.5 a Johnnic shareholder must determine the portion of the cost, as contemplated in paragraph 13.3.2 above, attributable to the Johnnic shares by reducing that cost by the amount determined in terms of paragraph 13.3.3 above;

13.3.6 a Johnnic shareholder's Johnnic shares and those MTN Group shares acquired pursuant to the unbundling must be deemed to be the same shares in respect of the date of acquisition of such Johnnic shares and the date of incurring of any expenditure in respect of such Johnnic shares;

13.3.7 where a Johnnic shareholder, who holds Johnnic shares as a result of the exercise by that shareholder of a right contemplated in section 8A of the Income Tax Act, receives MTN Group shares pursuant to the unbundling, a portion of any gain made by that shareholder in the exercise of that right to acquire those Johnnic shares must be included in the income of that shareholder:

- in the year of assessment during which that shareholder becomes entitled to dispose of such MTN Group shares acquired, which portion shall be calculated as follows:

  $A \times [B / (B + C)]$, where:

  A = the gain previously made in exercising the right to acquire previously held Johnnic shares

  B = the total market value of all MTN Group shares received;

  C = the total market value of Johnnic shares.

  (Such market values shall be determined as at the close of business the day after the effective date.);

13.3.8 in the year of assessment during which a shareholder, as contemplated in paragraph 13.3.7 above, becomes entitled to dispose of the Johnnic shares, the portion of any such gain to be included in the income of that shareholder shall be calculated by reducing such gain by the amount which has been determined or is to be determined in terms of paragraph 13.3.7 above; and

13.4 the unbundling will be exempt from the payment of Stamp Duty or UST on the registration of transfer of those MTN Group shares into the names of the Johnnic shareholders in terms of Schedule 1 of the Stamp Duty Act and section 6 of the UST Act, respectively.

14. JOHNNIC'S FUTURE

The unbundling will result in the creation of a pyramid company with respect to Johnnic's shareholding in Johncom. In terms of the JSE Listings Requirements, Johnnic will have to take necessary steps to eliminate such pyramid structure within a period of six months from the effective date of the unbundling. Shareholders will be informed of any further developments in this regard.

15. TRANSFER OF LISTING

Subsequent to the unbundling, Johnnic's revenue and earnings will largely be generated from media and entertainment assets. As a result, Johnnic's listing will be transferred from the "Telecommunications Services – Wireless Telecommunications Services" sector to the "Media – Photography – Publishing & Printing" sector of the JSE lists.

16. OPINIONS AND RECOMMENDATIONS

The Johnnic board is of the opinion that the terms and conditions of the Johnnic unbundling are fair and reasonable and will be to the long-term benefit of Johnnic shareholders and recommend that Johnnic shareholders vote in favour of the ordinary resolutions necessary to implement the Johnnic unbundling.

17. STATEMENT OF SOLVENCY AND LIQUIDITY

The Johnnic board has considered the impact of the Johnnic unbundling and are of the opinion that:

- Johnnic would be able to pay its debts as they become due in the ordinary course of business after the implementation of the Johnnic unbundling;

- the consolidated assets of Johnnic, fairly valued, would be more than the consolidated liabilities of Johnnic, after the implementation of the Johnnic unbundling; and
- the ordinary share capital, reserves and working capital of Johnnic would, in the ordinary course of business, be adequate for a period of 12 months after the implementation of the Johnnic unbundling.

18. STATEMENT OF MATERIAL CHANGES, LITIGATION AND MATERIAL CONTRACTS

In terms of the JSE Listings Requirements, the directors of Johnnic state that there have been no material changes in the main business of Johnnic over the past year, save for the matters disclosed elsewhere in this circular and as previously communicated to shareholders.

19. EXPENSES

The costs relating to the Johnnic unbundling are estimated at R15 million, excluding Value-Added Tax, which includes the JSE inspection fees of R5 851.16 which amount includes Value-Added Tax. These costs will be borne by Johnnic.

20. DIRECTORS' RESPONSIBILITY STATEMENT

The directors of Johnnic, whose names appear on page 12 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given in this circular, in so far as it relates to Johnnic, and certify that, to the best of their knowledge and belief, there are no material facts the omission of which would make any statement in this circular false or misleading and that they have made all reasonable inquiries to ascertain such facts.

21. GENERAL MEETING

The general meeting of shareholders will be held at Gallagher Estate, 19 Richards Drive, Midrand, at 09:00, on Tuesday, 3 June 2003, to consider and, if deemed fit, pass with or without modification the ordinary resolutions necessary to implement the Johnnic unbundling.

A notice convening the general meeting and a form of proxy for use by certificated Johnnic shareholders and own-name registered dematerialised Johnnic shareholders that are unable to attend the general meeting are attached to and form part of this circular. A duly completed form of proxy must be received by the transfer secretaries by no later than 09:00 on Friday, 30 May 2003.

Ordinary resolutions are required to be passed by a majority of votes at the general meeting.

22. CONSENTS

The merchant bank and transactional sponsor, sponsor, attorneys, reporting accountants and auditors have all consented in writing to act in the capacity stated and to their names being used in this circular and have not withdrawn their consents prior to the publication of this circular.

23. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection during normal business hours at Level 3 (West Wing), Gallagher House, Gallagher Estate, 19 Richards Drive, Midrand up to and including Tuesday, 3 June 2003, until 09:00:

23.1 the memorandum and articles of association of Johnnic;

23.2 the previous three years' audited annual financial statements of Johnnic, together with all notes, certificates and information required in terms of the Companies Act;

23.3 the previous three years' audited annual financial statements of MTN Group, together with all notes, certificates and information required in terms of the Companies Act;

23.4 a copy of this circular;

23.5 the independent reporting accountants' report on the pro forma financial information; and

23.6 the letters of consent from the merchant bank and transactional sponsor, attorneys, reporting accountants, auditors and sponsor consenting to the publication of their names in the form and context in which they appear in this circular.

By order of the Board

Michael R D Boyns
Company secretary

Midrand
16 May 2003

Registered office
Level 3 (West Wing)
Gallagher House
Gallagher Estate
19 Richards Drive
Midrand, 1685
(PO Box 231, Johannesburg, 2000)

TABLE OF ENTITLEMENT TO MTN GROUP SHARES

The following table sets out the number of the unbundling shares which shareholders will receive, to the extent that the number of existing Johnnic shares held on the record date is not a multiple of 100, and is based on the assumption that the unbundling ratio is **3.16539** MTN Group shares per Johnnic share. Accordingly, the table of entitlement is intended as a guide only and may change if the unbundling ratio changes.

Number of Johnnic shares held on the record date	Number of MTN Group unbundling shares	Number of Johnnic shares held on the record date	Number of MTN Group unbundling shares
1	3	51	161
2	6	52	165
3	9	53	168
4	13	54	171
5	16	55	174
6	19	56	177
7	22	57	180
8	25	58	184
9	28	59	187
10	32	60	190
11	35	61	193
12	38	62	196
13	41	63	199
14	44	64	203
15	47	65	206
16	51	66	209
17	54	67	212
18	57	68	215
19	60	69	218
20	63	70	222
21	66	71	225
22	70	72	228
23	73	73	231
24	76	74	234
25	79	75	237
26	82	76	241
27	85	77	244
28	89	78	247
29	92	79	250
30	95	80	253
31	98	81	256
32	101	82	260
33	104	83	263
34	108	84	266
35	111	85	269
36	114	86	272
37	117	87	275
38	120	88	279
39	123	89	282
40	127	90	285
41	130	91	288
42	133	92	291
43	136	93	294
44	139	94	298
45	142	95	301
46	146	96	304
47	149	97	307
48	152	98	310
49	155	99	313
50	158	100	317

FINANCIAL INFORMATION IN RESPECT OF MTN GROUP

1. FINANCIAL OVERVIEW

1.1 Profit history

The consolidated income statements of MTN Group, as extracted from the consolidated annual financial statements of MTN Group for the financial years ended 31 March 2000 to 31 March 2002 and the interim results for the six-month period ended 30 September 2002, are set out below:

R'million	6 months ended 30 September 2002 Reviewed	12 months* ended 31 March 2002 Audited	12 months ended 31 March 2001 Audited	12 months ended 31 March 2000 Audited
Revenue	**8 683.5**	**12 432.0**	**8 337.3**	**6 007.9**
Cost of sales	(3 594.5)	(5 081.1)	(3 352.6)	(2 324.3)
Gross profit	**5 089.0**	**7 350.9**	**4 984.7**	**3 683.6**
Operating expenses – net of sundry income	(2 401.9)	(3 724.7)	(2 193.2)	(1 662.4)
Earnings before interest, taxation, depreciation and amortisation ("EBITDA")	**2 687.1**	**3 626.2**	**2 791.5**	**2 021.2**
Depreciation	(766.8)	(1 081.6)	(688.5)	(522.1)
Amortisation	(138.3)	(175.1)	(148.3)	(130.7)
Profit from operations before goodwill	**1 782.0**	**2 369.5**	**1 954.7**	**1 368.4**
Goodwill amortisation	(297.5)	(592.0)	(411.2)	–
Profit from operations	**1 484.5**	**1 777.5**	**1 543.5**	**1 368.4**
Finance income	72.6	130.5	81.6	92.9
Finance costs	(352.3)	(447.4)	(264.6)	(235.0)
Share of profit/(loss) of associates	0.8	(4.8)	(0.6)	(0.8)
Profit before taxation	**1 205.6**	**1 455.8**	**1 359.9**	**1 225.5**
Taxation	(409.8)	(908.4)	(585.3)	(407.6)
Profit after taxation ("PAT")	**795.8**	**547.4**	**774.6**	**817.9**
Minority interests	(91.0)	44.5	(61.1)	(229.3)
Attributable earnings	**704.8**	**591.9**	**713.5**	**588.6**

* Restated for change in accounting policy for connection incentives (note 10).

1.2 Balance sheets

The consolidated balance sheets of MTN Group, as extracted from the consolidated annual financial statements of MTN Group for the financial years at 31 March 2000 to 31 March 2002 and the interim results for the six-month period at 30 September 2002, are set out below:

R'million	30 September 2002 Reviewed	31 March* 2002 Audited	31 March 2001 Audited	31 March 2000 Audited
ASSETS				
Non-current assets	**23 358.6**	**23 242.4**	**19 845.0**	**4 659.5**
Property, plant and equipment	9 044.5	8 321.6	5 491.3	3 923.4
Goodwill	10 598.9	10 802.6	11 191.4	–
Intangible assets	3 193.3	3 684.8	2 870.3	523.7
Investments and loans	449.2	347.5	254.7	211.6
Deferred taxation	28.9	42.1	37.3	0.8
Non-current prepaid taxation	43.8	43.8	–	–
Current assets	**5 659.9**	**4 170.1**	**2 394.8**	**1 703.3**
Bank balances, deposits and cash	1 529.0	1 214.2	808.7	332.7
Securitised cash deposits**	1 248.3	354.1	–	–
Other current assets	2 882.6	2 601.8	1 586.1	1 370.6
Total assets	**29 018.5**	**27 412.5**	**22 239.8**	**6 362.8**
EQUITY AND LIABILITIES				
Capital and reserves				
Ordinary shareholders' interest	16 457.5	15 915.8	14 766.9	1 923.4
Minority interests	941.1	820.6	143.8	580.2
Non-current liabilities	**2 777.6**	**6 201.7**	**4 595.1**	**2 014.0**
Long-term liabilities	1 821.7	5 297.8	3 889.2	1 505.3
Deferred taxation	955.9	903.9	705.9	508.7
Current liabilities	**8 842.3**	**4 474.4**	**2 734.0**	**1 845.2**
Non-interest bearing liabilities	4 207.4	3 996.7	2 258.9	1 349.5
Interest bearing liabilities	4 634.9	477.7	475.1	495.7
Total equity and liabilities	**29 018.5**	**27 412.5**	**22 239.8**	**6 362.8**

* Restated for change in accounting policy for connection incentives and reclassification of letters of credit in MTN Nigeria from other current assets.

** These monies are placed on deposit with banks in Nigeria to secure letters of credit.

1.3 **Cash flow statements**

The consolidated cash flow statements of MTN Group, as extracted from the consolidated annual financial statements of MTN Group for the financial years ended 31 March 2000 to 31 March 2002 and the interim results for the six-month period ended 30 September 2002, are set out below:

R'million	6 months ended 30 September 2002 Reviewed	12 months* ended 31 March 2002 Audited	12 months ended 31 March 2001 Audited	12 months ended 31 March 2000 Audited
Cash inflows from operating activities	2 186.2	2 755.3	2 772.8	1 567.0
Cash outflows from investing activities	(1 858.7)	(3 501.9)	(4 663.7)	(1 788.4)
Cash inflows from financing activities	974.1	702.4	2 329.8	359.1
Net increase/(decrease) in cash and cash equivalents	1 301.6	(44.2)	438.9	137.7
Cash and cash equivalents at beginning of period	1 230.4	803.7	380.4	251.2
Reclassification from other current assets	–	354.1	–	–
Foreign entities translation adjustment	(11.2)	116.8	(15.6)	(8.5)
Cash and cash equivalents at end of period	**2 520.8**	**1 230.4**	**803.7**	**380.4**

* Restated for change in accounting policy for connection incentives (note 10).

SUMMARISED GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

R'million	6 months ended 30 September 2002 Reviewed	6 months ended 30 September 2001 Reviewed	12 months ended 31 March 2002 Audited
Opening balance at 1 April	15 949.1	14 766.9	14 766.9
Change in accounting policy	(33.3)	(52.6)	(52.6)
Restated opening balance at 1 April	15 915.8	14 714.3	14 714.3
Net profit attributable to ordinary shareholders	704.8	225.3	591.9
Dividends	–	(0.5)	(0.4)
Share capital issued at a premium less share issue expenses	138.2	314.8	348.9
Share election reserve	–	(113.5)	(113.5)
Exchange differences arising on translation of foreign entities	(301.3)	85.6	374.6
	16 457.5	15 226.0	15 915.8

SEGMENT ANALYSIS

R'million	6 months ended 30 September 2002 Reviewed	6 months* ended 30 September 2001 Reviewed	12 months ended 31 March 2002 Audited
Revenue			
Wireless telecommunications (MTN)	8 615.5	5 121.3	12 331.0
- South Africa	5 646.7	4 672.3	9 981.7
- Rest of Africa	2 968.8	449.0	2 349.3
Satellite communications (Orbicom)	68.0	48.9	101.0
	8 683.5	5 170.2	12 432.0
EBITDA			
Wireless telecommunications (MTN)	2 691.3	1 499.8	3 630.0
- South Africa	1 635.1	1 447.2	3 190.6
- Rest of Africa	1 056.2	52.6	439.4
Satellite communications (Orbicom)	(4.2)	4.8	(3.8)
	2 687.1	1 504.6	3 626.2
PAT			
Wireless telecommunications (MTN)	1 102.9	511.5	1 148.4
- South Africa	749.1	662.6	1 451.9
- Rest of Africa	353.8	(151.1)	(303.5)
Satellite communications (Orbicom)	(11.2)	(0.6)	(12.1)
Corporate head office – goodwill	(295.9)	(291.6)	(588.9)
	795.8	219.3	547.4

* Restated for change in accounting policy for connection incentives (note 10).

NOTES

1. Basis of accounting

These consolidated condensed interim financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice (GAAP) and Schedule 4 to the South African Companies Act, 1973 (Act 61 of 1973), as amended. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2002, except for the change in accounting policy relating to the capitalisation and amortisation of connection incentives, which are now recognised as costs in the period incurred.

2. Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

3. Earnings per ordinary share

The calculation of basic headline earnings per ordinary share is based on attributable earnings before goodwill amortisation of R1 002.3 million (2001: R517.1 million) and a weighted average of 1 646 566 391 (2001:1 626 067 069) ordinary shares in issue.

No fully diluted earnings per ordinary share, in respect of debentures and options convertible into ordinary shares, have been disclosed as the potential dilution is not considered to be material.

4. **Independent review by the auditors**

These interim results have been reviewed by our joint auditors PricewaterhouseCoopers Inc. and Nkonki Sizwe Ntsaluba Inc., who have performed their review in accordance with the guideline: "Guidance for Auditors on Review of Interim Financial Information" issued by The South African Institute of Chartered Accountants.

The scope of the review was to enable the joint auditors to report that nothing came to their attention that caused them to believe that the interim financial information needs modification, so as to fairly present, in accordance with South African Statements of Generally Accepted Accounting Practice, in all material respects, the financial position of the Group at 30 September 2002, and the results of its operations, cash flows and changes in equity for the period then ended.

It should be recognised that their review did not constitute an audit where a high level of assurance is expressed on the fair presentation of the interim financial information. Accordingly, PricewaterhouseCoopers Inc. and Nkonki Sizwe Ntsaluba Inc. expressed only a moderate level of assurance on the fair presentation of the interim financial information.

A copy of their unqualified review report is available for inspection at the registered office of the company.

5. **Listings Requirements**

This interim report has been prepared in compliance with the Listings Requirements of the JSE.

R'million	6 months ended 30 September 2002 Reviewed	6 months ended 30 September 2001 Reviewed	12 months ended 31 March 2002 Audited
6. Interest bearing liabilities			
Call borrowings	256.5	157.5	337.9
Short-term borrowings	4 378.4	665.7	139.8
Current liabilities	4 634.9	823.2	477.7
Long-term liabilities	1 821.7	3 886.2	5 297.8
	6 456.6	4 709.4	5 775.5
7. Capital expenditure incurred	1 833.6	1 239.1	3 355.7
8. Contingent liabilities and commitments			
Local currency guarantees (ZAR equivalent)	94.8	61.1	181.6
Operating leases	782.0	1 262.1	954.7
Commitments for capital expenditure			
– Contracted for	1 790.6	481.6	876.0
– Authorised but not contracted for	2 614.4	2 263.6	5 790.7
9. Cash and cash equivalents			
Bank balances, deposits and cash	1 529.0	647.1	1 214.2
Securitised cash deposits	1 248.3	9.6	354.1
Call borrowings	(256.5)	(157.5)	(337.9)
	2 520.8	499.2	1 230.4

10. Change in accounting policy

During the interim period ended 30 September 2002, the Group changed its accounting policy with respect to the treatment of capitalisation and amortisation of connection incentives. In order to align with international industry practice, the Group now recognises connection incentives as costs in the period incurred rather than capitalising connection incentives and amortising the cost over 12 months. The comparative amounts have been appropriately restated. The effects of the change are as follows:

R'million	6 months ended 30 September 2002 Reviewed	6 months ended 30 September 2001 Reviewed	12 months ended 31 March 2002 Audited
(Decrease)/Increase in profit after tax	(17.2)	(12.4)	19.3
(Decrease)/Increase in profit before tax	(24.6)	(17.8)	27.5
Taxation	7.4	5.4	(8.2)
(Decrease)/Increase in opening accumulated profits	(33.3)	(52.6)	(52.6)
Gross	(47.6)	(75.1)	(75.1)
Taxation	14.3	22.5	22.5

The change in accounting policy has no effect on the minority interests.

11. Changes in shareholding of subsidiaries

Disposal of 30% shareholding in MTN Cameroon

In April 2002, MTN Mauritius sold 30% of its holding in MTN Cameroon, on loan account, to Broadband Telecom Limited, a company incorporated in Cameroon in compliance with licence obligations.

The Group's financial position has not been significantly affected by this transaction.

The results of MTN Cameroon are consolidated into the Group financial statements. However, in terms of certain conditions of the disposal agreement, 80% of MTN Cameroon's economic risk still vests with the Group and therefore the consolidated financial statements include 80% of the results of MTN Cameroon.

Increase in shareholding in MTN Nigeria

During the period the Group increased its shareholding in MTN Nigeria from 77.5% to 79.5% as a result of further capital provided to MTN Nigeria.

FINANCIAL INFORMATION IN RESPECT OF JOHNNIC

1. FINANCIAL OVERVIEW

1.1 Profit history

The consolidated income statements of Johnnic, as extracted from the consolidated annual financial statements of Johnnic for the financial years ended 31 March 2000 to 31 March 2002 and the interim results for the six-month period ended 30 September 2002, are set out below:

R'million	6 months ended 30 September 2002 Reviewed	12 months* ended 31 March 2002 Audited	12 months ended 31 March 2001 Audited	12 months ended 31 March 2000 Audited
Revenue	**10 336.2**	**15 666.6**	**11 060.3**	**8 548.0**
Cost of sales	(4 643.3)	(7 164.8)	(5 135.6)	(3 965.3)
Gross profit	**5 692.9**	**8 501.8**	**5 924.7**	**4 582.7**
Operating expenses – net	(2 935.4)	(4 663.7)	(2 897.8)	(2 288.8)
Earnings before interest, taxation, depreciation and amortisation	**2 757.5**	**3 838.1**	**3 026.9**	**2 293.9**
Depreciation	(818.4)	(1 194.1)	(793.9)	(605.3)
Amortisation	(144.1)	(188.3)	(163.2)	(138.9)
Profit from operations before goodwill amortisation	**1 795.0**	**2 455.7**	**2 069.8**	**1 549.7**
Goodwill amortisation	(270.4)	(525.7)	(321.3)	–
Profit from operations	**1 524.6**	**1 930.0**	**1 748.5**	**1 549.7**
Finance costs	(413.9)	(580.1)	(311.5)	(419.2)
Finance income	92.9	192.2	166.9	134.3
Share of profits of associates	114.7	199.6	173.6	160.2
Profit before taxation and exceptional items	**1 318.3**	**1 741.7**	**1 777.5**	**1 425.0**
Exceptional items	25.3	(86.8)	470.5	2 313.0
Profit before taxation	**1 343.6**	**1 654.9**	**2 248.0**	**3 738.0**
Taxation	(459.8)	(978.6)	(639.3)	(426.3)
Profit after taxation	**883.8**	**676.3**	**1 608.7**	**3 311.7**
Minority interests	(527.7)	(395.1)	(525.8)	(622.2)
Attributable earnings	**356.1**	**281.2**	**1 082.9**	**2 689.5**

* Restated for change in accounting policy for cellphone connection incentives (note 2).

1.2 **Balance sheets**

The consolidated balance sheets of Johnnic, as extracted from the consolidated annual financial statements of Johnnic for the financial years at 31 March 2000 to 31 March 2002 and the interim results for the six-month period at 30 September 2002, are set out below:

R'million	30 September 2002 Reviewed	31 March* 2002 Audited	31 March 2001 Audited	31 March 2000 Audited
ASSETS				
Non-current assets	**23 866.5**	**23 926.1**	**19 675.7**	**6 711.5**
Property, plant and equipment	9 632.6	8 952.4	6 231.9	4 560.5
Marketable properties	–	–	0.3	61.2
Goodwill	9 325.2	9 523.8	8 656.5	–
Intangible assets	3 230.8	3 744.2	2 901.7	534.6
Investments	1 040.0	1 129.6	1 059.6	1 346.9
Deferred taxation	131.7	138.4	88.8	27.4
Non-current pre-paid taxation	43.8	43.8	–	–
Loans	462.4	393.9	736.9	180.9
Current assets	**6 843.8**	**5 553.3**	**4 065.2**	**3 696.8**
Bank balances, deposits and cash	1 722.8	1 473.8	951.7	1 150.8
Securitised cash deposits	1 248.5	354.1	–	–
Listed equities	0.1	65.1	325.9	172.1
Other current assets	3 872.4	3 660.3	2 787.6	2 373.9
Total assets	**30 710.3**	**29 479.4**	**23 740.9**	**10 408.3**
EQUITY AND LIABILITIES				
Capital and reserves				
Ordinary shareholders' interest	5 580.8	5 336.0	4 668.8	3 537.1
Minority interests	11 811.1	11 332.5	9 110.9	1 695.8
Total equity	**17 391.9**	**16 668.5**	**13 779.7**	**5 232.9**
Non-current liabilities	**3 028.9**	**6 470.0**	**4 982.9**	**2 234.8**
Long-term borrowings	1 962.2	5 442.1	4 179.4	1 635.4
Provision for post-retirement medical costs	109.1	108.0	96.1	85.9
Deferred taxation	957.6	919.9	707.4	513.5
Current liabilities	**10 289.5**	**6 340.9**	**4 978.3**	**2 940.6**
Trade and other payables	4 913.0	4 796.7	3 776.7	2 214.9
Bank overdrafts and other short-term borrowings	5 376.5	1 544.2	1 201.6	725.7
Total equity and liabilities	**30 710.3**	**29 479.4**	**23 740.9**	**10 408.3**

* Restated for change in accounting policy for cellphone connection incentives (note 2).

1.3 Cash flow statements

The consolidated cash flow statements of Johnnic, as extracted from the consolidated annual financial statements of Johnnic for the financial years ended 31 March 2000 to 31 March 2002 and the interim results for the six-month period ended 30 September 2002, are set out below:

R'million	6 months ended 30 September 2002 Reviewed	12 months* ended 31 March 2002 Audited	12 months ended 31 March 2001 Audited	12 months ended 31 March 2000 Audited
Cash inflows from operating activities	2 184.6	3 253.4	3 178.8	1 409.1
Cash (outflows)/inflows from investing activities	(1 594.6)	(4 006.7)	(6 750.2)	585.2
Cash inflows/(outflows) from financing activities	955.7	553.0	2 918.9	(1 201.9)
Net increase/(decrease) in cash and cash equivalents	1 545.7	(200.3)	(652.5)	792.4
Cash and cash equivalents at beginning of period	594.2	321.7	985.3	201.4
Reclassification from other current assets	–	354.1	–	–
Foreign entities translation adjustment	(11.1)	118.7	(11.1)	(8.5)
Cash and cash equivalents at end of period	**2 128.8**	**594.2**	**321.7**	**985.3**

* Restated for change in accounting policy for cellphone connection incentives (note 2).

GROUP STATISTICS

	6 months ended 30 September 2002	6 months* ended 30 September 2001	% Change	12 months* ended 31 March 2002
Performance per ordinary share				
Headline earnings (cents)				
– continuing operations	230	116	98	292
– discontinuing operations	4	6	(33)	25
Total basic headline (cents)	234	122	92	317
Attributable earnings (cents)	217	80	171	172
Net asset value (Rand)				
– book value	33.97	31.81		32.48
– based on directors' valuation of underlying investments	39.51	48.36		57.97
Ratios				
Profitability				
EBITDA margin (%)	26.7	24.0		24.5
Enterprise value/EBITDA multiple (times)	0.2	1.4		0.5
Effective taxation rate (%)	34.2	54.9		59.1
Solvency and liquidity				
Gearing (%)	25.1	33.1		30.9
Long-term borrowings to total assets	6.4	15.4		18.5
Current ratio (%)	0.7:1	0.9:1		0.9:1
Interest cover (times)	3.7	2.6		3.3
Share performance				
Number of ordinary shares in issue (000)				
– at period end	164 291	164 277		164 285
– weighted average	164 286	163 104		163 702
Closing price (cents per share)	3 056	4 570		4 400
Market capitalisation (R'm)	5 020.7	7 507.5		7 228.5
Number of employees				
Telecommunications	3 832	2 805		4 107
Entertainment	2 545	2 710		2 838
Media	1 849	1 873		2 092
Digital Media	347	402		300
Exhibitions and other	65	89		62
Head office and administration	10	–		9
	8 648	7 879		9 408

* Restated for change in accounting policy for cellphone connection incentives (note 2).

SUMMARISED GROUP STATEMENT OF CHANGES IN EQUITY

R'million	6 months ended 30 September 2002 Reviewed	6 months ended 30 September 2001 Reviewed	12 months ended 31 March 2002 Audited
Balance at 1 April as reported	5 348.4	4 607.5	4 607.5
Change in accounting policy in respect of			
- treatment of cellphone connection incentives (note 2)	(12.4)	(19.6)	(19.6)
- dividend	–	77.2	77.2
- depreciation	–	(15.9)	(15.9)
Restated balance at 1 April	5 336.0	4 649.2	4 649.2
Attributable earnings	356.1	131.2	281.2
Adjustment on changes in composition of Group	–	–	(45.4)
Dividends	–	(83.4)	(83.4)
Share capital issued at a premium less share issue expenses	0.2	(5.3)	1.1
Movement on unrealised gains arising on revaluation of listed equities	–	27.6	(126.0)
Exchange differences arising on translation of foreign entities	(111.3)	106.6	215.2
Goodwill and variation of interests	(4.2)	390.6	445.0
Other	4.0	9.9	(0.9)
Ordinary shareholders' interests	5 580.8	5 226.4	5 336.0

GROUP SEGMENTAL ANALYSIS

R'million	6 months ended 30 September 2002	6 months* ended 30 September Reviewed 2001	% Change	12 months* ended 31 March Audited 2002
Business grouping				
Revenue				
Continuing operations	10 292.1	6 502.8	58	15 501.9
Telecommunications	8 683.5	5 170.2	68	12 432.0
Entertainment	937.9	750.9	25	1 871.2
Media	585.3	518.9	13	1 065.5
Digital Media	63.9	39.1	63	95.3
Other	21.5	23.7	–	37.9
Discontinuing operations				
Johnnic Properties	44.1	41.0	–	164.7
Total	10 336.2	6 543.8	58	15 666.6
EBITDA				
Continuing operations	2 747.0	1 558.0	76	3 810.5
Telecommunications	2 687.1	1 504.6	79	3 626.2
Entertainment	13.3	19.7	(32)	97.5
Media	56.5	47.3	19	119.6
Digital Media	(1.9)	(10.7)	82	(18.9)
Other	(8.0)	(2.9)	–	(13.9)
Discontinuing operations				
Johnnic Properties and other	10.5	9.3	–	27.6
Total	2 757.5	1 567.3	76	3 838.1
Geographic				
Revenue				
South Africa	6 995.9	5 673.9	23	12 548.1
Rest of Africa	2 968.8	609.0	387	2 349.3
Other overseas operations	371.5	260.9	42	769.2
Total	10 336.2	6 543.8	58	15 666.6
EBITDA				
South Africa	1 712.4	1 488.8	15	3 350.2
Rest of Africa	1 056.2	89.3	1 083	439.4
Other overseas operations	(11.1)	(10.8)	(3)	48.5
Total	2 757.5	1 567.3	76	3 838.1

* Restated for change in accounting policy for cellphone connection incentives (note 2).

NOTES

1. **Basis of accounting**

These consolidated condensed interim financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice (GAAP) and Schedule 4 of the South African Companies Act, 1973 (Act 61 of 1973), as amended. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2002, except for the change in accounting policy relating to the capitalisation and amortisation of connection incentives, which are now recognised as costs in the period incurred.

In the prior year, the Group revised its accounting policies with respect to the recognition of dividends and the depreciation of properties previously classified as investment properties.

Consequently, the prior year figures have been restated to comply with these revised accounting policies.

2. **Change in accounting policy – cellphone connection incentives**

During the period ended 30 September 2002, the Group changed its accounting policy with respect to the treatment of capitalisation and amortisation of cellphone connection incentives. In order to align with international industry practice, the Group now recognises cellphone connection incentives and amortising the cost over 12 months. The comparative amounts have been appropriately restated. The effects of the change are as follows:

R'million	6 months ended 30 September 2002 Reviewed	6 months ended 30 September 2001 Reviewed	12 months ended 31 March 2002 Audited
(Decrease)/Increase in attributable earnings	**(6.4)**	**(4.5)**	**7.2**
(Decrease)/Increase in profit before taxation	(24.6)	(17.8)	27.5
Taxation	7.4	5.4	(8.2)
Minority interests	10.8	7.9	(12.1)
Decrease in opening accumulated profits	**(12.4)**	**(19.6)**	**(19.6)**
Gross	(47.6)	(75.1)	(75.1)
Taxation	14.3	22.5	22.5
Effect on minority interests	20.9	33.0	33.0

3. **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

4. **Earnings per ordinary share**

The calculation of basic headline earnings per ordinary share is based on attributable earnings before goodwill amortisation and exceptional items, of R383.3 million (2001: R199.3 million) and a weighted average of 164 286 051 (2001:163 104 430) ordinary shares in issue.

No fully diluted earnings per ordinary share has been disclosed as the potential dilution is not considered to be material.

5. **Independent review by the auditors**

These interim results have been reviewed by our auditors, Deloitte & Touche, who have performed their review in accordance with the "Guidance for Auditors on Review of Interim Financial Information" issued by The South African Institute of Chartered Accountants.

The scope of the review was to enable the auditors to report that nothing came to their attention that caused them to believe that the interim financial information is not fairly presented, in all material respects, in accordance with South African Statements of Generally Accepted Accounting Practice applicable to Interim Financial Reporting and the Companies Act in South Africa.

A copy of their unqualified review report is available for inspection at the registered office of the Company.

6. **Listings Requirements**

This interim announcement has been prepared in compliance with the Listings Requirements of the JSE.

7. **Corporate Governance**

The Board of directors affirms its commitment to the principles of good corporate governance and has endorsed the Code of Corporate Practices and Conduct as issued by the King Committee in 1994. It has further taken cognisance of the recommendations of the King Report on Corporate Governance for South Africa 2002 released in March 2002.

8. **Changes in shareholding of subsidiaries**

Disposal of 30% shareholding in MTN Cameroon

In April 2002, MTN Mauritius sold 30% of its holding in MTN Cameroon, on loan account, to Broadband Telecom Limited, a company incorporated in Cameroon in compliance with licence obligations. The Group's financial position has not been significantly affected by this transaction. The results of MTN Cameroon are consolidated into the Group financial statements. However, in terms of certain conditions of the disposal agreement, 80% of MTN Cameroon's economic risk still vests with the Group and therefore the consolidated financial statements include 80% of the results of MTN Cameroon.

Increase in shareholding in MTN Nigeria

During the period the Group increased its shareholding in MTN Nigeria form 77.5% to 79.5% as a result of further capital provided to MTN Nigeria.

9. **Post-balance sheet event**

On 26 November 2002 the MTN Group issued a cautionary announcement relating to a proposed acquisition by Newshelf 664 (Proprietary) Limited ("Newshelf") of the shares owned by Transnet Limited ("Transnet") through ICE Finance BV. Johnnic has agreed to waive its pre-emptive rights over the 18.7% shareholding in the MTN Group in favour of Newshelf. Johnnic has concluded a voting pool agreement with Newshelf in terms of which Johnnic will continue to control the MTN Group.

R'million	6 months ended 30 September 2002 Reviewed	6 months ended 30 September 2001 Reviewed	12 months ended 31 March 2002 Audited
10. Exceptional items			
Surplus on unwinding of SPVs	95.3	–	–
Associated companies' exceptional items	(55.4)	(0.2)	9.2
Investments, goodwill, property, plant and equipment written down	(13.6)	(12.8)	(113.4)
Surplus on disposal of investments	0.8	24.2	1.2
Costs associated with rationalisation and restructuring	(2.2)	(4.3)	(9.2)
Release of at acquisition provision	0.3	–	–
Loan written back (off)	0.1	(2.7)	25.4
Total	25.3	4.2	(86.8)
11. Interest bearing debt			
Long-term liabilities	1 962.2	4 040.8	5 442.1
Current liabilities	5 376.5	2 197.5	1 544.2
– call borrowings	842.5	1 399.7	1 233.7
– short-term borrowings	4 534.0	797.8	310.5
Total	7 338.7	6 238.3	6 986.3

R'million		30 September 2002 Reviewed	30 September 2001 Reviewed	31 March 2002 Audited
12.	**Capital expenditure incurred**	1 871.6	1 535.8	3 725.1
13.	**Contingent liabilities**			
	Guarantees	164.2	587.8	267.5
	Contingent liabilities	0.8	0.2	59.5
14.	**Capital commitments**			
	Commitments for capital expenditure			
	– contracted for	1 803.2	482.3	878.3
	– authorised but not contracted for	2 624.6	2 276.3	5 844.2
	Total	4 427.8	2 758.6	6 722.5

The capital expenditure will be funded from future cash flows and borrowings. Adequate facilities have been put in place to finance future capital commitments.

15.	**Lease commitments**			
	Operating leases			
	– within one year	237.8	193.4	271.6
	– more than one year	1 473.4	1 924.9	1 529.0
	Total	1 711.2	2 118.3	1 800.6

16. Related party transactions

Suncoast Casino and Entertainment World

As disclosed in the 2002 Annual Report, Investec Bank Limited ("Investec") has agreed to provide certain facilities to Tsogo Sun KwaZulu-Natal (Proprietary) Limited ("Tsogo") subject to various levels of support from SABSA Holdings (Proprietary) Limited ("SABSA") and Johnnic:

- R600 million as a bridging finance facility to fund the equity commitments of the shareholders to Suncoast Casino and Entertainment World, for a period of up to four years. This facility is guaranteed by SABSA 60% (R360 million) and Johnnic 40% (R240 million), until such time as the facility is repaid and the equity contributions of the shareholders are injected into Tsogo. Johnnic has secured this guarantee by pledging 80.9 million MTN Group Limited Shares.
- R600 million as a senior debt facility to fund various assets of Suncoast Casino and Entertainment World. SABSA and Johnnic have finalised a "sponsor support agreement" in terms of which they will undertake that only if the licence is suspended, withdrawn or not renewed as a result of the conduct of Tsogo, the sponsors will, in the ratio of 60:40, at their election, either assume the obligations of Tsogo to Investec in respect of the senior debt facility or pay Investec any shortfall in the repayment of the debt owing by Tsogo to Investec in respect of the senior debt facility that may arise after realisation of Investec's security of Tsogo's assets.

R'million	30 September 2002 Reviewed	30 September 2001 Reviewed	31 March 2002 Audited
17. Investments			
Listed investments at market value	406.6	532.3	477.7
Unlisted investments at directors' valuation	746.0	971.3	780.1
18. Equities held as current assets			
SABMiller plc	0.1	64.1	0.1
MTN Group Limited	–	374.3	–
MIH Limited	–	131.4	65.0
The Premier Group Limited	–	22.9	–
Beverage and Consumer Industry Holdings Limited	–	0.3	–
Total	0.1	593.0	65.1
19. Cash and cash equivalents			
Bank balances, deposits and cash	1 722.8	904.7	1 473.8
Securitised cash deposits*	1 248.5	9.6	354.1
Call borrowings	(842.5)	(1 399.7)	(1 233.7)
Total	2 128.8	(485.4)	594.2

* These monies are placed on deposit with banks in Nigeria to secure letters of credits.

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON PRO FORMA FINANCIAL INFORMATION

"The Directors
Johnnic Holdings Limited
Gallagher Estate
19 Richards Drive
Midrand, 1685

24 April 2003

Dear Sirs

REPORT OF THE FACTUAL FINDINGS REGARDING THE FINANCIAL EFFECTS OF THE PROPOSED UNBUNDLING OF MTN GROUP FROM JOHNNIC HOLDINGS LIMITED

Scope

We have performed the procedures agreed with you and described below with respect to the proposed unbundling of MTN Group Limited. Our engagement was undertaken in accordance with the statements of South African Auditing Standards applicable to agreed-upon procedures engagements. The responsibility for determining the adequacy or otherwise of the procedures agreed to be performed is that of the directors of Johnnic Holdings Limited. Our procedures were performed solely to assist you in disclosing the financial effects of the proposed unbundling in the circular to be distributed to shareholders.

Procedures performed

We obtained and checked the accuracy of the financial effects computation by performing the following procedures:

- Agreement of the figures used in the calculation of the financial effects for the pro forma income statement and balance sheet to the underlying accounting records at 30 September 2002;
- Review of the unbundling accounting entries to ensure that the assumptions, as disclosed in the proposed circular, underlying the preparation of the financial effects are reasonable and have been consistently applied;
- Review of the unbundling accounting entries for reasonability and accuracy;
- Recalculation of the pro forma income statement and net asset statement at 30 September 2002;
- Recalculation of the pro forma earnings per share and pro forma net asset value per share;
- Review of the accounting policies adopted in the calculation of the financial effects to ensure that they are consistent with the Group accounting policies and are in accordance with South African Statements of Generally Accepted Accounting Practice; and
- Review of the pro forma financial information to ensure that it has been properly compiled on a basis consistent with Johnnic Holdings Limited's accounting policies and that adjustments are appropriate for the purpose of the transaction.

Findings

We report our findings below:

- The figures used in the calculation of the financial effects for the pro forma income statement and balance sheet are in agreement with the underlying accounting records at 30 September 2002;
- The assumptions, as disclosed in the proposed circular, underlying the preparation of the financial effects are reasonable and have been consistently applied in determining the unbundling entries;

- The unbundling accounting entries are reasonable and have been computed accurately;
- The pro forma income statement and net asset statement at 30 September 2002 have been correctly calculated;
- The pro forma earnings per share and pro forma net asset value per share have been correctly calculated;
- The accounting policies adopted in the calculation of the financial effects are consistent with the Group accounting policies and are in accordance with South African Statements of Generally Accepted Accounting Practice; and
- The pro forma financial information has been correctly compiled on a basis consistent with Johnnic Holdings Limited's accounting policies and the adjustments are appropriate for the purpose of the transaction.

This above procedures excluded specific audit procedures and were therefore substantially less in scope that an audit performed in accordance with South African Auditing Standards. It should be recognised that our procedures did not constitute an audit or review, and may not necessarily have revealed all material facts.

In view of the scope of our procedures we do not express any assurance on the financial effects on the proposed unbundling of the MTN Group Limited from Johnnic Holdings Limited.

Had we performed additional procedures or had we performed an audit or review of the financial statements in accordance with statements of South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

Our report is solely for the purpose set out in the first paragraph of this report and for your information, and is not to be used for any other purpose, nor to be distributed to any other parties. This report relates only to the accounts and items specified above, and does not extend to any financial statements of Johnnic Holdings Limited, taken as a whole.

Yours faithfully



Deloitte & Touche

Chartered Accountants (SA)
Johannesburg"

SHARE PRICE HISTORY OF MTN GROUP ON THE JSE

The share price trading history of MTN Group on the JSE is set out below:

		Close (cents)	Low (cents)	High (cents)	Volume
Quarterly					
2001	June	1 850	1 765	2 550	104 321 079
	September	1 325	1 150	1 900	147 867 759
	December	1 320	1 280	2 075	124 612 298
2002	March	1 330	1 200	1 680	155 038 073
	June	1 170	1 100	1 580	227 664 070
	September	830	819	1 250	151 858 280
	December	1 225	830	1 380	171 279 137
2003	March	1 198	1 114	1 465	195 728 207
Monthly					
2002	April	1 300	1 220	1 400	84 341 334
	May	1 305	1 270	1 580	84 772 472
	June	1 170	1 100	1 350	58 550 264
	July	1 080	1 010	1 250	54 144 113
	August	930	915	1 125	33 681 139
	September	830	819	1 035	64 033 028
	October	1 107	830	1 170	55 140 814
	November	1 362	1 100	1 380	57 049 987
	December	1 225	1 200	1 380	59 088 336
2003	January	1 311	1 215	1 465	62 936 553
	February	1 275	1 224	1 370	58 336 770
	March	1 198	1 114	1 300	74 454 884
	April	1 220	1 150	1 249	85 181 853
Daily					
2003	26 March	1 196	1 171	1 200	2 702 000
	27 March	1 187	1 185	1 205	2 295 397
	28 March	1 173	1 170	1 195	2 236 629
	31 March	1 198	1 140	1 198	1 346 424
	1 April	1 199	1 185	1 200	2 830 812
	2 April	1 187	1 150	1 200	3 947 223
	3 April	1 188	1 180	1 190	1 500 762
	4 April	1 205	1 186	1 208	17 462 784
	7 April	1 234	1 220	1 249	5 670 923
	8 April	1 205	1 200	1 230	4 300 247
	9 April	1 200	1 180	1 205	2 340 086
	10 April	1 200	1 180	1 200	2 023 013
	11 April	1 191	1 180	1 220	1 940 439
	14 April	1 200	1 185	1 200	4 454 370
	15 April	1 208	1 200	1 215	9 579 450
	16 April	1 199	1 195	1 210	7 714 940
	17 April	1 190	1 185	1 195	5 276 301
	22 April	1 190	1 180	1 199	1 037 198

		Close (cents)	Low (cents)	High (cents)	Volume
Daily					
2003	23 April	1 190	1 185	1 200	14 588 019
	24 April	1 210	1 175	1 210	10 982 433
	25 April	1 225	1 200	1 230	1 847 551
	29 April	1 226	1 225	1 235	4 184 260
	30 April	1 220	1 220	1 228	3 591 069
	2 May	1 222	1 220	1 230	4 540 396
	5 May	1 220	1 215	1 222	9 202 227
	6 May	1 230	1 220	1 235	4 653 606
	7 May	1 261	1 230	1 261	1 632 928
	8 May	1 255	1 255	1 280	4 417 392
	9 May	1 290	1 250	1 290	3 614 380
	12 May*	1 320	1 290	1 340	7 828 064

* Last practicable day prior to the finalisation of this circular.

SHARE PRICE HISTORY OF JOHNNIC ON THE JSE

The price trading history of Johnnic ordinary shares on the JSE is set out below:

		Close (cents)	Low (cents)	High (cents)	Volume
Quarterly					
2001	June	5 970	5 400	7 650	19 781 637
	September	4 560	4 100	6 200	20 969 937
	December	4 440	4 000	6 500	22 427 952
2002	March	4 400	3 955	5 400	17 316 442
	June	4 200	3 950	5 160	20 253 169
	September	3 056	3 056	4 430	13 151 224
	December	4 551	3 000	5 050	16 371 987
2003	March	4 410	4 290	5 360	19 138 796
Monthly					
2002	April	4 185	3 950	4 550	4 285 763
	May	4 500	4 185	5 160	9 006 743
	June	4 200	4 000	4 600	6 960 663
	July	3 850	3 600	4 430	5 600 678
	August	3 420	3 300	4 000	3 128 697
	September	3 056	3 056	3 800	4 421 849
	October	3 850	3 000	4 100	4 577 730
	November	4 900	3 810	5 050	5 908 288
	December	4 551	4 400	4 950	5 885 969
2003	January	4 965	4 400	5 360	4 132 429
	February	5 120	4 855	5 300	5 395 642
	March	4 410	4 290	5 150	9 610 725
	April	4 700	4 300	4 701	4 908 574
Daily					
2003	26 March	4 500	4 390	4 500	207 120
	27 March	4 465	4 461	4 600	439 952
	28 March	4 400	4 380	4 490	524 101
	31 March	4 410	4 325	4 410	235 727
	1 April	4 495	4 300	4 500	197 510
	2 April	4 420	4 380	4 520	634 368
	3 April	4 442	4 425	4 451	346 613
	4 April	4 510	4 450	4 520	1 138 393
	7 April	4 621	4 600	4 650	459 190
	8 April	4 530	4 520	4 590	231 684
	9 April	4 500	4 435	4 550	232 094
	10 April	4 530	4 450	4 530	136 975
	11 April	4 650	4 540	4 650	530 512
	14 April	4 553	4 510	4 640	54 784
	15 April	4 575	4 545	4 575	402 095
	16 April	4 527	4 515	4 550	430 389
	17 April	4 510	4 500	4 520	55 945

		Close (cents)	Low (cents)	High (cents)	Volume
Daily					
2003	22 April	4 505	4 500	4 505	37 912
	23 April	4 575	4 505	4 575	109 581
	24 April	4 650	4 525	4 650	55 538
	25 April	4 640	4 574	4 701	46 967
	29 April	4 656	4 640	4 680	129 827
	30 April	4 700	4 650	4 700	119 818
	2 May	4 700	4 700	4 720	64 965
	5 May	4 690	4 690	4 701	289 727
	6 May	4 760	4 650	4 760	21 537
	7 May	4 800	4 750	4 800	240 233
	8 May	4 770	4 765	4 830	383 541
	9 May	4 800	4 750	4 850	274 179
	12 May*	4 950	4 880	5 050	944 072

* Last practicable day prior to the finalisation of this circular.


johnnic
holdings

JOHNNIC HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1889/000429/06)
ISIN: ZAE000024352
Share code: JNC
("Johnnic")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of ordinary shareholders of Johnnic will be held at 09:00 on Tuesday, 3 June 2003, at Gallagher Estate, 19 Richards Drive, Midrand, Gauteng, for the purposes of considering and, if deemed fit, passing, with or without modification, the ordinary resolutions set out below, in the manner required by the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act"), Johnnic's articles of association and the Listings Requirements of the JSE Securities Exchange South Africa.

Ordinary resolution No. 1

"Resolved that on such date as shall be determined by the directors of Johnnic, Johnnic distribute by way of unbundling to its ordinary shareholders registered at the close of business on Friday, 20 June 2003 or such other date as shall be determined by the directors, such number of the ordinary shares in MTN Group Limited ("MTN Group"), comprising substantially all of Johnnic's shares in MTN Group as the directors shall determine, such unbundling to be effected on a basis to be determined by the directors and in terms of section 90 of the Companies Act, section 46 of the Income Tax Act, 1962, as amended and Articles 143 and 144 of Johnnic's articles of association:

(a) firstly by the reduction of the share premium account of Johnnic until such account is nil;

(b) thereafter by the reduction of the distributable reserves of Johnnic; and

should any shareholder of Johnnic be prohibited from receiving a distribution of ordinary shares in MTN Group under the laws of the relevant jurisdiction to which he/she/it is subject, the directors are authorised to sell such shares to which he/she/it would have been entitled on the JSE Securities Exchange South Africa and to pay such shareholders the cash equal to the proceeds (net of costs) derived from such sale;

Ordinary resolution No. 2

"Resolved that subject to the passing of resolution No. 1, the directors are hereby authorised to do all things and sign such documents as may be necessary to give effect to the aforegoing."

VOTING

On a show of hands, every shareholder of Johnnic, who (being an individual) is present in person or by proxy at the general meeting of Johnnic shareholders or which (being a company or body corporate) is represented thereat by a representative appointed pursuant to section 188 of the Companies Act, shall have one vote, and on a poll, every ordinary shareholder of Johnnic present (whether an individual or company or other body corporate) or represented by a proxy at the general meeting, shall have one vote for every share held or represented by him/her/it.

FORM OF PROXY

Certificated Johnnic shareholders and own-name registered dematerialised Johnnic shareholders entitled to attend and vote at the general meeting of Johnnic shareholders may appoint one or more proxies to attend and speak and to vote thereat in their stead. A proxy need not be a shareholder of Johnnic.

A form of proxy, in which is set out the relevant instructions for its completion, is attached for use by such shareholder of Johnnic who is unable to attend the general meeting but who wishes to be represented thereat. Completion of a form of proxy will not preclude such shareholder of Johnnic from attending and voting (in preference to the appointed proxy) at the general meeting of shareholders of Johnnic.

The instrument appointing a proxy and the authority (if any) under which it is signed must be received by Johnnic or its transfer secretaries at the addresses given below by not later than 09:00 on Friday, 30 May 2003.

By order of the board

Michael R D Boyns
Company secretary

Midrand
16 May 2003

Registered office
Level 3 (West Wing)
Gallagher House
Gallagher Estate
19 Richards Drive
Midrand, 1685
(PO Box 231, Johannesburg, 2000)

South African transfer secretaries
Computershare Investor Services Limited
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

UK transfer secretaries
Capita Registrars plc
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU
England



JOHNNIC HOLDINGS LIMITED

(Registration number 1889/000429/06)
(Incorporated in the Republic of South Africa)
ISIN: ZAE000024352
Share code: JNC
("Johnnic" or "the Company")

FORM OF PROXY

FOR CERTIFICATED JOHNNIC SHAREHOLDERS AND OWN-NAME REGISTERED DEMATERIALISED JOHNNIC SHAREHOLDERS

For use at the general meeting of Johnnic ordinary shareholders to be held at 09:00 on Tuesday, 3 June 2003, Gallagher Estate, 19 Richards Drive, Midrand, Gauteng ("the general meeting").

I/We (PLEASE PRINT) ______________________________

of ______________________________

being a Johnnic ordinary shareholder and entitled to [ ] votes hereby appoint (see note 1 overleaf):

1. ______________________________ or, failing him/her,

2. ______________________________ or, failing him/her,

3. the chairman of the general meeting,

as my/our proxy to act for me/us at the general meeting of shareholders which will be held at Gallagher Estate, 19 Richards Drive, Midrand, Gauteng for the purpose of considering and, if deemed fit, passing, with or without modification, the ordinary resolutions to be proposed thereat and at each adjournment or postponement thereof, and to vote for and/or against the ordinary resolutions and/or abstain from voting in respect of the ordinary shares in the issued share capital of Johnnic registered in my/our name (see note 2 overleaf), as follows:

	For	Against	Abstain
Ordinary resolution No. 1			
Ordinary resolution No. 2			

and generally to act as my/our proxy at the said general meeting. (Indicate with an "X" or the relevant number of votes, in the applicable space how you wish your votes to be cast. If no directions are given, the proxy holder will be entitled to vote or to abstain from voting as that proxy holder deems fit.)

Signed at ______________ on ______________ 2003

Signature ______________________________

Assisted (where applicable) ______________________________

Each Johnnic shareholder is entitled to appoint one or more proxies (who need not be a Johnnic shareholder/s) to attend, speak and vote in place of such Johnnic shareholder at the general meeting.

Please read the notes on the reverse side hereof.

Notes:

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting", but any such deletion or insertion must be initialled by the shareholder. Any insertion or deletion not complying with the aforegoing will be declared not to have been validly effected. The person whose name stands first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow. In the event that no names are indicated, the proxy shall be exercised by the chairman of the general meeting.
2. A shareholder's instructions to the proxy must be indicated by the insertion of an "X" or the relevant number of votes exercisable by that shareholder in the appropriate box provided. An "X" in the appropriate box indicates the total number of votes exercisable by that shareholder. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder's votes exercisable thereat. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the shareholder or by his/her proxy.
3. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof.
4. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity must be attached to this form of proxy unless previously recorded by the transfer secretaries of the Company or waived by the chairman of the general meeting.
5. Where this form of proxy is signed under a power of attorney, such power of attorney must accompany this form unless it has previously been registered with the Company or the transfer secretaries.
6. A minor must be assisted by his/her legal guardian unless the relevant documents establishing his/her legal capacity have been registered with the transfer secretaries or the Company.
7. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
8. In the case where shares are jointly held, this form of proxy must be signed by all joint holders.
9. **Forms of proxy must be lodged with or posted to the Company's transfer secretaries, Computershare Investor Services Limited, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown, 2107) or Capita Registrars plc, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, England, to reach them by no later than 09:00 on Friday, 30 May 2003.**